UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Dolores Feasibility Study

Volume I
NI 43 - 101 Technical Report
for
Dolores Project Chihuahua

Prepared for:

MINEFINDERS CORPORATION LTD.

M3 Engineering & Technology Corp.

June 2005
M3-PN02268.01

MINEFINDERS CORPORATION LTD.
DOLORES FEASIBILITY STUDY	NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

SECTION	PAGE

VOLUME I

1	EXECUTIVE SUMMARY			1-1
	1.1	TITLE PAGE		1-1
	1.2	TABLE OF CONTENTS		1-1
	1.3	SUMMARY		1-1
		1.3.1	Property	1-1
		1.3.2	Location	1-1
		1.3.3	Ownership	1-2
		1.3.4	Geology	1-2
		1.3.5	Mineralization	1-3
		1.3.6	Exploration	1-3
		1.3.7	Resources and Reserves	1-3
		1.3.8	Mining	1-6
		1.3.9	Metallurgical Tests	1-6
		1.3.10	Processing Flowsheet	1-7
		1.3.11	Extraction Rates	1-7
		1.3.12	Cyanide and Lime Requirements	1-7
		1.3.13	Power	1-7
		1.3.14	Water	1-8
		1.3.15	Permits	1-8
		1.3.16	Operating Cost	1-10
		1.3.17	Capital Cost	1-11
		1.3.18	Financial Analysis	1-11
		1.3.19	Author’s Conclusions	1-12
		1.3.20	Author’s Recommendation	1-12
	1.4	INTRODUCTION AND TERMS OF REFERENCE	1-12
		1.4.1	Units and Abbreviations	1-14
	1.5	DISCLAIMER	1-15
	1.6	PROPERTY DESCRIPTION AND LOCATION	1-16
		1.6.1	Location	1-16
		1.6.2	Mining Concessions	1-16

1.7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		1-18
	1.7.1	Access	1-18
	1.7.2	Climate	1-18
	1.7.3	Surface Rights	1-19
	1.7.4	Infrastructure	1-19
	1.7.5	Power	1-19
	1.7.6	Water	1-20
1.8	HISTORY		1-20

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1.9	GEOLOGICAL SETTING		1-21
	1.9.1	Regional Geology	1-21
	1.9.2	Local Geology	1-22
	1.9.3	Property Geology	1-22
1.10	DEPOSIT TYPES		1-23
1.11	MINERALIZATION		1-24
1.12	EXPLORATION		1-24
1.13	DRILLING		1-25
1.14	SAMPLING METHOD AND APPROACH		1-25
1.15	SAMPLE PREPARATION AND ANALYSES AND SECURITY		1-26
1.16	DATA VERIFICATION		1-27
	1.16.1	Assay Verification	1-27
	1.16.2	QA/QC Evaluation	1-28
1.17	ADJACENT PROPERTIES		1-29
1.18	MINERAL PROCESSING AND METALLURGICAL TESTING		1-29
1.19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		1-36
	1.19.1	Mineral Resource Estimates	1-36
	1.19.2	Mineral Reserve Estimate	1-49
1.20	OTHER RELEVANT DATA AND INFORMATION		1-53
1.21	INTERPRETATION AND CONCLUSIONS		1-53
1.22	RECOMMENDATIONS		1-53
1.23	REFERENCES		1-54
1.24	DATE		1-55

1.25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		1-56
	1.25.1	Mine Operations	1-56
	1.25.2	Recoverability	1-61
	1.25.3	Markets	1-63
	1.25.4	Contracts	1-64
	1.25.5	Environmental Considerations	1-64
	1.25.6	Taxes	1-65
	1.25.7	Capital and Operating Cost	1-67
	1.25.8	Economic Analysis	1-69
	1.25.9	Payback	1-69
	1.25.10	Mine Life	1-70
1.26	ILLUSTRATIONS		1-70

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LIST OF TABLES

TABLE	DESCRIPTION
1-1	Measured and Indicated Resources
1-2	Inferred Resources
1-3	Proven and Probable Reserves
1-4	Key Permits
1-5	Summary of Operating Costs
1-6	Mining Concessions

1-7	Summary Metallurgical Results, Bottle Roll Tests, Dolores Drill Core Composites, Average by Feed Size
1-8	Summary Metallurgical Results, Column Leach Tests, Dolores Drill Core Composites, Average by Feed Size
1-9	Composite vs. Block Grade Statistics
1-10	Comparison of Unclassified Mineral Resources between Minefinders ID5 Model and Roscoe Postle Associates Ordinary Kriging Model for the Dolores Project
1-11	Comparison of Unclassified Mineral Resources between Minefinders ID5 Model and Roscoe Postle Associates Ordinary Kriging Model for the Dolores Project
1-12	Dolores Project October 2004 Block Model, Measured Resources, RPA Model
1-13	Dolores Project October 2004 Block Model, Indicated Resources, RPA Model
1-14	Dolores Project October 2004 Block Model, Measured + Indicated, RPA Model
1-15	Dolores Project October 2004 Block Model, Inferred Resources, RPA Model
1-16	Dolores Project October 2004 Block Model, Measured Resources, MFL Model
1-17	Dolores Project October 2004 Block Model, Indicated Resources, MFL Model
1-18	Dolores Project October 2004 Block Model, Measured + Indicated, MFL Model
1-19	Dolores Project October 2004 Block Model, Inferred Resources, MFL Model
1-20	Gold Equivalent, Net of Process Cutoff, for Various Ore Types

1-21	Dolores Project October 2004 Block Model, “Waste”Addition to Measured and Indicated Resources
1-22	Dolores Reserve Summary
1-23	Mine Production Schedule
1-24	Mine Design and Operating Parameters
1-25	Mine Major and Support Equipment Selection
1-26	Plant Support Equipment Selection
1-27	Summary of Mine Manpower Requirements
1-28	Simplified Tertiary Crush (P80 6.3 mm) Heap Leach Recoveries
1-29	Capital Cost Summary by Area
1-30	Operating Cost – Mine Site Cost Summary

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LIST OF FIGURES

FIGURE	DESCRIPTION
1-1	Dolores Site Mexico
1-2	Dolores Site Chihuahua
1-3	Mining Concessions
1-4	Dolores Site & Ejido Boundaries
1-5	Ejido Communal Land and Surrounding Private Ranches
1-6	Pit Configuration End of Year 6A
1-7	Regional Geology
1-8	Stratigraphic Column
1-9	Property Geology
1-10	Schematic Section Looking N30°W
1-11	Dolores Mineralization
1-12	Surface Mineralization
1-13	Drill Hole Locations
1-14	Mineralization at Depth

APPENDIX  DESCRIPTION

A	Professional Qualifications
	•	Certificate of Qualified Person and Consent of Author
	•	Resumés of Principal Authors

Responsibility	Qualified Person	Registration
M3 – Process and infrastructure, capital and operating costs	Conrad E. Huss	P.E.
IMC – Mine planning, reserves, pit design and mine production schedule	John M. Marek	P.E.
Golder – Geotechnical and hydrological investigation, slope stability, and heap leach pad design	David A. Kidd	P.E.

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1	EXECUTIVE SUMMARY

1.1	TITLE PAGE

1.2	TABLE OF CONTENTS

1.3	SUMMARY

1.3.1	Property

The Dolores property is a gold and silver mining project being developed by Minefinders Corporation, Ltd. (MFL) in conjunction with its wholly-owned subsidiary Compania Minera Dolores, S. A. de C. V. (CMD). Compania Minera Dolores has acquired the rights to explore and exploit 7 existing mining concessions in the immediate area of the project, totaling 1,920 hectares. CMD also holds title to 2 additional mining concessions surrounding the existing 7 concessions, bringing the total area controlled to 27,700 hectares. With these 9 concessions, Minefinders controls 100% of the Dolores property.

Minefinders contracted with M3 Engineering and Technology Corporation of Tucson, Arizona and other contractors to develop certain technical information to support a bankable level feasibility study for the project. M3 Engineering and Technology, Independent Mining Consultants, Inc. (IMC), and Golder Associates Inc., have prepared this feasibility study report and NI-43-101 Technical Report. Roscoe Postle Associates, Inc. (RPA) performed an audit of the Minefinder’s resource model and prepared a separate NI-43-101 Technical Report.

Several process options were considered as part of the feasibility study. The option selected as the basis for the feasibility study report is heap leaching of tertiary crushed ore followed by the Merrill-Crowe Process for metal recovery.

1.3.2	Location

The Dolores project is located in the westernmost part of the State of Chihuahua near the border with the state of Sonora. The project is at Latitude 29o 00' North and Longitude 108o 32' West; approximately 250 kilometers west of the city of Chihuahua, Chihuahua and 250 kilometers east of the city of Hermosillo, Sonora. The project site is located on a map of Mexico in Figure 1-1 and on a map of the State of Chihuahua in Figure 1-2.

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1.3.3	Ownership

The property lies within 9 contiguous mineral concessions totaling 27,700 hectares owned or controlled by Minefinders through their wholly-owned subsidiary CMD. All mineral reserves and resources are covered by the 9 mining concessions. Each mining concession has been converted to exploitation status with expiration dates ranging from 2039 to 2054. (See Figure 1- 3). The Dolores project site and mining concessions fall within the boundaries of the Ejido Huizopa as shown in Figure 1-4. An Ejido is a communal ownership of land recognized by the Federal laws in Mexico. While mineral rights are administered by the Federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through an Ejidal Council which is headed by a President. An Ejido may also allow individual members of the Ejido to obtain title to specific pieces of land and thus the right to rent or sell the land. Figure 1-5 shows the Ejido common land and 15 private ranches surrounding the Dolores project site.

CMD entered into a negotiated Temporary Occupation Agreement with the Ejido Huizopa on July 18, 1996, granting CMD the right of continued surface occupation of the communal area for a scheduled payment of 51,446 Pesos per year. The payment is scheduled to increase 10% per year. In addition, CMD pays a disturbance fee to EH that was equal to 48,627 Pesos in 2004. This payment will increase incrementally as more land is used for the operation. The Agreement is valid for the term of the concessions. All payments to the Ejido are current and the Agreement is in full force and effect. CMD has also reached a negotiated agreement with two Ejidatario ranches which adjoin the common area (indicated in Figure 1-5 as “reached negotiated agreement”) and an agreement in principal with a third ranch noted as “pending”. The remaining 12 Ejidatario ranches surrounding the project site are “under negotiation” for the rights to surface occupation.

1.3.4	Geology

The Dolores area consists of andesite flows and felsic volcanic and volcaniclastic rocks of the Lower Volcanic Series that are overlain by the felsic flows and ignimbrites of the Upper Volcanic Series. The entire volcanic sequence is overlain by thin basalt flows and late Tertiary conglomerate of the Baucarit Formation. The Lower Volcanic Series is intruded by latite dikes and sills that are spatially and temporally related to gold-silver mineralization. The district is dominated by parallel NNW-trending steeply dipping structures that controlled the emplacement of the latite intrusives that formed during deposition of the Lower Volcanic Series. The Upper Volcanic Series rocks are barren.

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1.3.5	Mineralization

Epithermal, low-sulfidation fluids deposited quartz-adularia and precious metals. The zone of mineralization has a strike length of 4 kilometers, a width of up to 1,000 meters, and a vertical extent over 600 meters. Veins at depth within more tightly confined NNW-trending feeders consist of stockwork zones of 5 to 10 meter width that carry grades of 10 to 30 grams per tonne (g/t) gold and 300 to 1,000 g/t silver. At shallower depths, wide zones of mineralization formed within areas of higher permeability such as latite volcaniclastic rocks and where episodic hydrothermal brecciation was focused in structurally prepared volcanics and intrusives.

The mineralization formed within high-level stockworks, breccias, and disseminations that occur from near the contact of the felsic volcaniclastics with the underlying andesites and extend down into more tightly confined NNW-trending feeder zones that continue to depth.

1.3.6	Exploration

Minefinders began surface exploration in 1994 and began drilling the property in September 1996. The property has been mapped and sampled along 213 surface trenches and sampled systematically from old underground workings. Minefinders drilled 565 exploration holes (218 reverse circulation holes and 347 diamond drill core holes) totaling 137,070 meters. Drilling was organized along 25-meter drill sections that were oriented perpendicular to the NNW strike of the Dolores mineralization trend. Samples were prepared and assayed off-site by Chemex and other commercial assay laboratories.

1.3.7	Resources and Reserves

Minefinders developed a 3-dimensional block model to estimate the mineral resources for the Dolores property utilizing Gemcom commercial mine planning software. Gold and silver assay grades were converted to equivalent gold (AuEq) grades by using a ratio of 75 ounces of silver equals 1 ounce of gold. The equivalent gold grades were utilized to construct high grade (>1.0 g/t AuEq) and a low grade shells (0.2 to 1.0 g/t AuEq) that Minefinders interpreted on 25-meter cross sections and 10-meter level plans and balanced from plan to section. Mineral resources were then constrained within these grade shells. Any “holes”, or open areas, within the high-grade shells were assigned as low-grade; “holes” within the low-grade shells were assigned as waste. The bench grade shell boundaries were extruded perpendicular to the bench half the distance to the adjacent bench to develop solids within which grades were estimated.

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Dolores Feasibility Study	NI 43-101 Technical Report

Drill hole assays and underground channel samples were composited into 2-meter fixed-length composites for gold and silver. Outliers in the grade distribution of composites defined by cumulative distributions were capped to 30 g/t gold and 1,000 g/t silver prior to grade estimation. Composites were tagged to the grade shell that they physically reside in. Block model grades were estimated using an inverse distance to the fifth power (ID5) algorithm within blocks of 10 meters long by 5 meters high by 3 meters wide. Blocks were estimated using a minimum of 3 composites, a maximum of 12 composites, and a maximum of 2 composites per hole. Only composites tagged to the same grade shell were used to estimate blocks within that grade shell. Gold and silver grades were estimated separately using a search ellipse of 150 x 120 x 60 meters for each. Mineral resource block grades were estimated separately within the high grade zone, low grade zone, and in the waste zone prior to re-blocking; but using the same search radii and ellipse orientation.

Bulk density was assigned a value of 2.55 tonnes/cubic meter based on over 278 samples of latite and andesite. The volcanic latite (lithology 40’s) was assigned a bulk density of 2.42.

Mineral resources at Dolores were classified using logic consistent with CIM definitions referred to in National Instrument 43-101. Estimated blocks were classified into measured, indicated, and inferred categories. Minefinders used a 40 x 35 x 30 meter search (along strike, down dip, across strike) to classify blocks as “measured plus indicated”. Within this search, those blocks with a 20 x 17.5 x15 meter search of data are tagged as “measured”.

The Minefinders’ October 2004 resource model was audited by Roscoe Postle Associates, Inc. in November 2004 and a separate 43-101 Technical Report was prepared outlining the results of the audit. In RPA’s professional opinion, the classification of the Mineral Resource was done in an appropriate fashion using reasonable parameters.

The mineral resources for the Dolores property, based on the audited resource model and using a cutoff grade of 0.3 g/t AuEq, are shown below. These Measured and Indicated mineral resources are summarized in Table 1-1. Inferred mineral resources are summarized in Table 1-2. These tables are based on the block model prepared by RPA in their audit of the MFL’s resource model.

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Dolores Feasibility Study	NI 43-101 Technical Report

Table 1-1 Measured and Indicated Resources
Category	Tonnes	Gold g/t	Silver g/t
Measured	53,413	0.89	43.7
Indicated	47,652	0.78	37.5
Total M&I	101,065	0.84	40.8

Table 1-2 Inferred Resources
Category	Tonnes	Gold g/t	Silver g/t
Inferred	28,089	0.77	28.0

Mineral reserves were estimated by Independent Mining Consultants (IMC) using the October 2004 Dolores resource model produced by Minefinders. Prior to reserve estimating, the resource model was updated to estimate gold and silver grades into waste coded blocks using the same parameters used for estimating grade into the high and low grade ore blocks. This model was then re-blocked to account for mining dilution. RPA reviewed the estimate of tonnage and grade in the waste portion of the Dolores deposit and noted some deviations from best practice; however, RPA is of the opinion that the global block grade estimate is likely somewhat conservative. There appear to be local areas of smearing of higher grades. The volume of this material, however, is quite low and is not likely to have a significant effect on the pit shell or project economics.

Proven and probable reserves are contained within an engineered pit design based on floating cone analysis of a diluted block model. The final pit shell is based on a mining cost of $0.66 per tonne for both ore and waste and a general and administrative cost of $0.70 per tonne of ore, variable processing costs and recoveries for different ore types, and metal prices of $375/oz gold and $5.75/oz silver. Pit slopes ranged from 45° for pit walls with roads to 50° for pit walls where no haul roads were anticipated.

The production schedule shows a nine year mine life following three months a year of pre-production. It is assumed that the mine will operate on two 12-hour shifts per day, 7 days per week, and 354 days per year. The Dolores mine plan will provide 9 million tonnes per year of ore to the process and heap leach facility. The operating waste to ore ratio during peak production of Years 2 through 6 is 3.67. The life of mine average waste to ore ratio is 3.3. The process facility will operate 360 days per year at 25,000 tonnes per day.

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Dolores Feasibility Study	NI 43-101 Technical Report

The combined proven and probable ore reserves for the life-of-mine are summarized in Table 1-3 below. Table 1-22 shows the proven and probable ore reserves separately.

Table 1-3 Proven and Probable Reserves

Tonnes (Kt)	Gold (g/t)	Silver (g/t)	RecAu (g/t)	RecAg (g/t)	Recoverable Oz (x 1000)		Waste (Kt)	Total (Kt)
					Gold	Silver
78,678	0.770	41.14	0.569	21.01	1,438.5	53,138	260,039	338,717

1.3.8	Mining

Conventional open pit hydraulic shovel and truck methods will be used for mining. Mining will be by CMD with a purchased mining fleet at a rate of 25,000 t/d of ore (9 million t/y) for a life of mine of approximately 9 years. The life of mine ore production is 78.7 million tonnes with 260 million tonnes waste for an overall stripping ratio of 3.3:1. The pit will be developed in 2 phases with a starter pit on the north side of the Chabacan drainage area starting in year 1 and the south pit, south of the Chabacan, starting in year 2 (Figure 1-6). The pits will converge into one pit, eliminating the Chabacan land bridge in year 7. The pit will be mined in a total of five phases to enhance metal production and provide access. The discrete north and south ends converge by year 3. The Chabacan land bridge is mined out in year 7. As the ultimate pit deepens in years 7, 8 and 9, the stripping ratio improves to approximately 2:1 from the LOM average stated earlier.

1.3.9	Metallurgical Tests

A detailed metallurgical test program was conducted on the Dolores Ore under the direction of Minefinders Corporation Ltd. to select the appropriate process and optimize processing conditions. Samples of the ore types were tested as composites and some of the ore types were tested individually. The test programs consisted of bottle rolls, column leach, gravity scalping, and flotation tests to determine the metallurgical response of the ore types to heap leach treatment, gravity concentration, pulp agglomeration, flotation, and cyanide leaching of the flotation tails and concentrate. Flocculant screening, gravity sedimentation, pulp rheology, and vacuum and pressure filtration studies on leached concentrate and tail samples were also completed. In addition, crushing, grinding and abrasion indices determinations were performed along with paddle abrasion tests for abrasion index determination and impact crushability tests for work index determination. Results from column tests and bottle roll tests were used to determine precious metal recovery, recovery rate, reagent requirements, and crush size for heap leach parameters.

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1.3.10	Processing Flowsheet

The ultimate flowsheet selected for the project includes primary crushing of run of mine ore to 112 mm, followed by secondary and tertiary crushing in closed circuit with screens to produce a final crushed product of P80 =6.6 mm, which is then trucked to the heap leach pad for leaching with sodium cyanide. Recovery of metal values from the pregnant leach solution will be by the Merrill-Crowe Process with precipitation of metal ions using zinc dust followed by removal of trace amounts of mercury in retort ovens and smelting of the precipitate to produce doré bars. The precious metals recovery circuit is designed to produce approximately 200,000 ounces of gold, 7,500,000 ounces of silver, or 8,000,000 ounces of doré annually.

1.3.11	Extraction Rates

Based on both column and bottle roll test work performed by McClelland Laboratories, Colorado Mineral Research Institute, and Hazen Research Inc.; the metal extraction rates established as reasonable to use for the Dolores Project Feasibility Study were 74% life of mine weighted average recovery for gold and 51% life of mine weighted average recovery for silver.

1.3.12	Cyanide and Lime Requirements

The lime requirements, assuming 100% available CaO, for the Dolores ores, based on column testing performed by McClelland Laboratories, ranged from 0.6 kg to 5.6 kg per tonne of ore. The weighted average lime consumption for all ore types was 1.4 kg per tonne at 100% CaO and is used for the feasibility study.

Cyanide consumption was based on column test data with varying cyanide concentration levels and empirical factors based on the length of the leach tests. Also considered were comparisons of cyanide consumptions from large existing commercial heap leach operations with similar ore. The average cyanide consumption considered reasonable for use with Dolores ore for the feasibility study is 0.4 kg/tonne of ore.

1.3.13	Power

A new 96.5 kilometer high tension (115 kV) power line will be provided for the project. The power source will come from the CFE substation at Nicolas Bravo, located approximately 26 kilometers northeast of the town of Madera, which is also located northeast of the project site. As is required in Mexico, the project will bear the cost of this new power line.

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1.3.14	Water

Water for the project will be provided from a well field adjacent to the Tutuaca River, about 3.5 kilometers from the plant site. A reservoir will also be provided above the mine site in the Chabacan Arroyo to contain and divert storm water around the mine. When available, water from the reservoir will be used for the process in preference to the river water to reduce pumping costs. Minefinders has applied for and received a ground water permit for 2.5 million cubic meters of water annually. This provides the full water needs of the plant. Since the Chabacan Arroyo is under Federal jurisdiction, an application will also be made to the Secretary of Environment and Natural Resources (SEMARNAT) and Comision Nacional de Agua (CNA) for the beneficial use of surface water collected in the new reservoir.

Water for a new Dolores town site will be from a new well field to be established near the new town site. Water for the man camp will be provided from the existing Amplio reservoir. The Amplio reservoir will also supply water for construction until the Tutuaca River water system is established.

1.3.15	Permits

Federal laws primarily regulate mining in Mexico, however there are several permit programs subject to state and local jurisdiction. The key permits required are shown in Table 1-4. The chart shows the government agencies involved as well as the status and the estimated approval time for each permit. SEMARNAT is the chief agency regulating environmental matters in Mexico. The CNA has authority over all matters concerning water rights and activities that affect ground and surface water supplies, including activities in the floodplains.

The SEMARNAT permit programs that are mandatory for the construction stage are the Environmental Impact Manifest, Risk Study and the Land Use Change Study. An endorsement must also be obtained at the municipal level to start the mine construction. A release letter from the National Institute of Anthropology and History (INAH) is necessary prior to any actions that could disturb the identified cultural resources at the site. This release letter has been obtained.

The explosives use permit must be secured before any explosives can be brought into the storage area. The National Secretary of Defense (SEDENA) has authority over all explosives permits.

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Baseline environmental studies for wildlife, soils, water quality, socio-economics, archaeology and other disciplines are substantially complete.

Table 1-4 Key Permits

REQUIRED PERMIT	MINING STAGE	AGENCY	ESTIMATED RESPONSE TIME	ACTUAL STATUS (March 2005)
Environmental Impact Manifest-mine[1]	Construction/ operation/ abandonment	SEMARNAT-State offices	2 to 4 months	65 % complete
Land use change study-mine[1]	Construction/ Operation	SEMARNAT-DGGFS[2]-State offices.	2 to 3 months	80 % complete
Risk analysis study-mine[1]	Construction/ Operation	SEMARNAT-(Mexico City office)	2 to 4 months	40 % complete
Land use license[1]	Construction	Municipality	2 months	An application has been submitted to the Municipality of Madera.
Explosive handling and storage permits	Construction/- Operation	SEDENA[3] (Also requires state and local approvals)	2 to 3 months	Application to be submitted when magazine construction is complete. Approval follows SEDENA inspection.
Archaeological release letter[1]	Construction	INAH[4] (State offices)	3 to 4 months	100% complete
Water use concession title	Construction/ Operation	CNA[5] (State offices)	2 to 5 months	100% complete
Water discharge permit	Operation	CNA (State offices)	2 to 5 months	Application to be submitted when final design is complete
Unique license	Operation	SEMARNAT-State offices	3 to 12 months	Not required for construction and start-up, application will be submitted once mine is in operation
Accident prevention plan	Operation	SEMARNAT-State offices	Not defined	Not required for construction and start-up; to be submitted once mine is in operation

1Mandatory to start construction activities.

2DGGFS (General Department of Permitting for Forestry and Soils)

3SEDENA (National Secretary of Defense)

4INAH (National Institute of Anthropology and History)

5CNA (Comision Nacional de Agua)

The majority of the environmental permit applications for the Dolores project will be conducted through the Chihuahua offices of SEMARNAT, which facilitates a closer follow up of the permitting process. All permits continue to be developed for the project and are expected to be finalized by the end of 2005 provided all required project information is available. The ground water permit for 2.5 million cubic meters per year of ground water was received on March 23, 2005.

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1.3.16	Operating Cost

Average operating costs for the mining operation in year 2 are $3.10/tonne of ore and include hauling, loading, road and dump maintenance, drilling, blasting and general mining. The operating costs were developed by IMC based on a selected fleet of mine and support equipment. Labor rates, spares, and fuel costs were based on known costs for operations in Mexico.

Process operating costs in year 2 average $1.86/tonne of ore and include ore crushing, heap leaching and metal recovery. The cost to transport and place the final crushed product onto the heap leach pad in year 2 averages an additional $0.34/tonne of ore. The ore haul to the heap leach pad is performed by the mine department; however, the costs are part of the process operating cost. The process operating costs are broken into the major categories of labor, power, reagents, and maintenance and consumables.

The average operating cost for the supporting facilities and general and administrative expenses in year 2 are $0.67/tonne of ore. The supporting facilities include the laboratory, safety, and environmental departments as well as the general and administrative functions.

The overall site direct operating cost estimate by cost center in year 2 is shown in Table 1-5 below. All costs are estimated in second quarter 2005 US Dollars. Peso–based costs (primarily labor and some reagents) have been converted to US Dollars at an exchange rate of 11.26 Pesos to 1.00 US Dollar.

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1.3.17	Capital Cost

The total estimated cost to design, construct and commission the facilities is $172.18 million based on an estimate prepared by M3 Engineering & Technology. The estimate includes the direct field cost for constructing the project at $136.87 million as well as the indirect costs associated with the design engineering, procurement and construction, spare parts, contingency and Owner’s costs. All costs are expressed in second quarter 2005 US Dollars with no allowance provided for escalation, interest or financing during construction.

1.3.18	Financial Analysis

The Dolores project was analyzed using a discounted cash flow approach based on 100 percent equity financing. Costs are in constant second quarter 2005 U.S. Dollars with no provisions for escalation. Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, and sales revenue. The life of mine is 9 years with some residual silver and gold production occurring in years 10 and 11, during the reclamation period. The full reclamation period extends into year 12.

Total life of mine capital expenditures are $200,532,791, which includes initial capital, sustaining capital, initial working capital, and a credit for the salvage value of equipment at the close of the project. Total cash costs over the life of mine are $504,070,600 and include operating costs, treatment charges, royalty costs, concession payments, property taxes, and reclamation costs. Total revenues from the sale of gold and silver over the life of mine are $893,985,000, based on $400 per troy ounce for gold and $6.00 per troy ounce for silver. The metal prices were based on a weighted average of 60% historical data and 40% future projections as required by NI 43-101.

On a pre-tax basis, the project will generate an NPV (at 0 percent discount rate) of $181,600,872 with an IRR of 13.5% and a payback of 5.5 years. The project is most sensitive to metal prices followed by metal production, operating costs, and initial capital costs.

The financial analysis was prepared on a pre-tax basis with sensitivities evaluated for the metal prices, capital cost, operating cost and metal production. A detailed after tax financial analysis was outside the M3 scope and will be prepared by MFL taking into account their tax position and strategies.

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1.3.19	Author’s Conclusions

The results of the feasibility study for the Dolores project indicate that the project is technically feasible, has some opportunities for further optimization, and can be constructed and operated in an environmentally sound manner. Based on today’s metal prices of $420 per ounce for gold and $7.10 per ounce for silver, the project would generate an NPV of approximately $266.5 million with an IRR of about 18.9% and a payback of 4.4 years on a pre tax basis.

1.3.20	Author’s Recommendation

Prior to proceeding to the next phase of engineering, it is recommended that MFL complete a detailed after tax economic evaluation, considering their corporate tax position and tax strategies, to search for additional opportunities and verify that the project economics are in line with their corporate objectives. Specific recommendations are listed in Section 1.22 of this report for considerations should MFL decide to proceed to the next phase of engineering.

1.4	INTRODUCTION AND TERMS OF REFERENCE

Minefinders Corporation Ltd. retained a number of contractors, including M3 Engineering and Technology, to provide a review of prior work on the project and prepare technical and cost information to support a bankable level feasibility study report and this Technical Report following the outline as defined in Canada National Instrument NI 43-101 and in compliance with Form 43-101F1. Dr. Conrad Huss, P. E. of M3 Engineering and Technology (M3), Mr. John Marek, P.E. of Independent Mining Consultants (IMC), and Mr. David Kidd, P.E. of Golder Associates Inc., are the Qualified Persons responsible for preparing the feasibility study report and this Technical Report. The following M3 employees, under Dr. Huss’ supervision, have visited the site:

•	Mr. Randy Hensley, Construction Manager, July 10-13, 2003, November 1-4, 2003, November 9-13, 2003, December 6-10, 2003, and September 30-October 3, 2004.
•	Mr. Robert Pennington, Chief Operating Officer, February 25-26, 2003.

Minefinders prepared the resource model and estimate for the Dolores Project and retained Roscoe Postle Associates, Inc. of Vancouver, British Columbia, Canada to perform an independent audit of the resource model and estimate and prepare an independent Technical Report compliant with Canadian National Instrument 43-101. Mr. David W. Rennie, P. Eng. of Roscoe Postle Associates, Inc. and Mr. Stewart Wallis, P. Geo. a consulting geologist employed by Roscoe Postle Associates are the Qualified Persons responsible for performing this independent

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audit and preparing the independent Technical Report. Mr. Wallis visited the site on March 25th and 26th, 2003. The Roscoe Postle Associates (RPA) Technical Report is referenced in this Technical Report and formed the basis for defining the resources and reserves.

Minefinders retained Independent Mining Consultants (IMC – Tucson, AZ) to develop the mine plan, floating cone analysis, LOM pit design, mine production schedule, mine access design, waste ore dump design, mine scheduling, mine fleet rationalization, and operating and capital cost estimates for the mining operation. Mr. John Marek, P.E. is the Qualified Person responsible for this effort. Mr. Marek has not visited the site.

Minefinders retained Golder Associates Inc. (Tucson, AZ & Reno, NV) to complete subsurface and geotechnical investigations of the site, hydrological studies, slope stability analysis, design of the valley fill heap leach pad, containment ponds, storm water diversions, reservoir dams, and well fields. Golder also performed an initial assessment of the pit lake water quality at closure to support the feasibility study and permitting efforts. Golder provided material quantities for construction and capital cost estimates for their designs. Mr. David Kidd, P.E. is the Qualified Person responsible for this effort. The following engineers visited the site under Mr. Kidd’s supervision:

•	Dr. Graeme Major, Program Leader, July 28–31, 1997
•	Mr. Tom Byers, Senior Engineer, November 11–18, 2003
•	Ms. Rhonda Knupp, Project Geologist, March 9 – April 3, 2004
•	Mr. John Malusa, Senior Project Hydrologist, June 28 – July 6, 2004 and September 20-27, 2004

Minefinders retained SGS Lakefield Research Ltd. (Lakefield, Ontario, Canada) to complete a metallurgical test work program to investigate the recovery of gold and silver by flotation and cyanidation of the flotation products. Minefinders also retained McClelland Laboratories (Reno, NV) to complete a metallurgical test work program to optimize process conditions for the cyanide treatment of Dolores ore. The program consisted of heap leach cyanidation and milling cyanidation testing, ore variability tests, and preparation of a report outlining cyanide consumption. Bottle roll tests, column tests, gravity scalping, and flotation tests were used to determine the response of the different ore types to heap leach treatment, gravity concentration, pulp agglomeration, flotation, and cyanide leaching of the flotation concentrate and tails. Pocock International was subcontracted by McClelland Laboratories to perform flocculant screening, gravity sedimentation, pulp rheology, and vacuum and pressure filtration studies on leached flotation concentrate and tailings. Hazen Research of Golden, Colorado performed crushing, grinding and abrasion indices determinations under subcontract to McClelland Laboratories. The SGS Lakefield report, McClelland report, and Hazen Research Report are referenced in this Technical Report and

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formed the basis for establishing plant design parameters, leach recoveries, cyanide and lime consumption, and crusher sizing.

Metso Minerals performed impact crushability tests to determine the Work Index and paddle abrasion tests to determine the Abrasion Index of Dolores ore for Minefinders.

Patricia Aguayo (Hermosillo, Sonora, México) was retained by Minefinders to prepare the necessary documentation for the environmental permitting process for the project; including the Manifestation Impacto Ambiental (MIA), Detailed Risk Analysis (RA), and a Change in Land Use Study. Mr. Antonio Esparza has been retained by MFL to prepare the necessary documentation for the power line MIA and Mr. Ramon Trejo is preparing the documentation for the man camp and town site MIA.

M3 Engineering & Technology (Tucson, AZ) was retained by Minefinders to prepare the process and infrastructure design, capital and operating costs for the process and infrastructure, and integrate the work by other consultants into a final feasibility study report including an overall project capital cost estimate, operating cost estimate, implementation schedule and economic analysis.

1.4.1	Units and Abbreviations

The standard unit of mass used in this report is the metric ton (tonne, T, ton, or t). A KT is equal to 1,000 tonnes. Other units used include kilometer (km), meter (m), millimeter (mm), cubic meter (m3, cu. m.), gallons per minute (gpm), square meter (m2, sq. m.), hectare (ha), gram (g, gm), dry metric ton (DT, dt), kilogram (kg), pound per short ton (lb/t), feet (ft.), square feet (ft2, sq.ft.), inch (in.), square inch (in2, sq. in.), centigrade temperature (C), liter (L, l), gallon (g), year (Y, y), day (D, d), hour (h), and seconds (s). Metal production is in troy ounces (oz). Metal assays are in grams per tonne (g/t), parts per million (ppm), or parts per billion (ppb). All costs in this report are in U.S. dollars unless otherwise noted.

Acronyms and abbreviations used in this report are noted below:

AuEq	Equivalent Gold units for reporting gold and silver grades

AMEC	AMEC Earth and Evironmental
CFE	Comision Federal de Electricidad

CMD	Companía Minera Dolores, S. A. de C. V. (A subsidiary of MFL)
CMRI	Colorado Minerals Research Institute
CNA	Comisión Nacional de Agua
DDH	Diamond Drilled Hole

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DGGFS	General Department of Permitting for Forestry and Soils
EH	Ejido Huizopa
Hazen	Hazen Research Inc,
INAH	Nacional Institute of Anthropology and History

INEGI	National Institute of Geographical Statistics and Information
IMC	Independent Mining Consultants
Lakefield	SGS Lakefield Research Limited
LOM	Life of Mine
M3	M3 Engineering and Technology Corporation
MIA	Manifestation Impacto Ambiental
Metso	Metso Minerals
Minefinders	Minefinders Corporation, Ltd.
MFL	Minefinders Corporation, Ltd
MLI	McClelland Laboratories, Inc.
MRDI	Mineral Resources Development, Inc..
NSR	Net Smelter Return
PAH	Pincock, Allen & Holt
Pocock	Pocock Industrial, Inc.
QA/QC	Quality Assurance/Quality Control
RC	Reverse Circulation
RPA	Roscoe Postle Associates Inc.
SEDENA	National Secretary of Defense
SEMARNAT	Secretary of Environmental and Natural Resources

1.5	DISCLAIMER

The primary Qualified Persons responsible for preparing this Technical Report relied upon the various reports and other documents listed in Section 1.23. These reports and documents were found to be generally well organized, to industry standards, and where applicable, the conclusions reached are judged to be professional. These reports and documents were prepared by technically qualified, competent persons. It is assumed that the information and explanations given verbally to the Qualified Persons and those assisting the Qualified Persons by the employees of Minefinders and third party consultants who provided the reports referenced in Section 1.23 during the time of preparation of the Dolores feasibility study and Technical Report were essentially complete and correct to the best of each employee’s or consultant’s knowledge, and that no information was intentionally withheld.

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1.6	PROPERTY DESCRIPTION AND LOCATION

1.6.1	Location

The Dolores project is located in the Sierra Madre Occidental Range in the State of Chihuahua, Northern Mexico at Latitude 29° 00' North, Longitude 108° 32' West. It is approximately 94 km southwest of the town of Madera, Chihuahua by road (45 km by air) and 250 kilometers west of the city of Chihuahua. (See Figure 1-7). The mine, process plant and waste dumps occupy approximately 1,600 hectares within the contiguous mining concessions owned or controlled by CMD. Of this area, 700 hectares are directly impacted by the mine operations, 450 hectares are currently undisturbed and 250 hectares are already disturbed from previous operators or due to exploration activities.

1.6.2	Mining Concessions

Mineral rights to the Dolores Project are controlled by the nine mining concessions shown in Table 1-6 below. Minefinders Corporation, Ltd. (Minefinders), through its wholly owned Mexican subsidiary Companía Minera Dolores, S. A. de C. V. (CMD), directly owns the Dolores and Silvia concessions and controls the remaining seven concessions according to an Exploration and Option to Purchase Agreement with Liebano Suarez Ortiz dated March 25, 1994. This agreement grants CMD the right to explore and exploit these mining concessions for a term of fifteen years. Within the same agreement, CMD was granted an option to purchase the rights derived from the exploitation mining concessions existing over said mining claims. Minefinders can earn a 100% ownership of the seven mining concessions by paying $1.5 million at a rate of $25,000 per quarter or by brining the mine into production and operating for three months at 75% of design capacity. Through March 2005, $1,175,000 has been paid. The full obligation will be completed by June 10, 2008, or when the mine meets the above critiera.

The concessions owned directly or controlled by the Agreement are contiguous and cover the resource defined in this study. All claims, license fees and taxes for property owned or under the control of Minefinders have been fully paid and are up to date.

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Table 1-6 Mining Concessions

Name	Title Number	Claim Type	Expires	Hectares
Dolores	221593	Exploitation	3-Mar-2054	22,914.42
Silvia	217587	Exploitation	20-Aug-2052	2,865.65
Alma Maria	191728	Exploitation	18-Dec-2041	6.00
Real Cananea	184981	Exploitation	12-Dec-2039	394.00
Real Cananea Uno	184982	Exploitation	12-Dec-2039	179.78
San Judas Tadeo	184983	Exploitation	12-Dec-2039	150.00
Ampliacion Real Cananea	184984	Exploitation	12-Dec-2039	350.22
Ampliacion Real Cananea Uno	184985	Exploitation	12-Dec-2039	360.00
Ampliacion Real Cananea Dos	184986	Exploitation	12-Dec-2039	480.00
Total				27,700.07

Lic. Victor Garcia J., from the law firm of Garcia-Jimenez & Asociados, has searched his records as well as those of the Mexican Director of Mines, and determined that the concessions are valid and that Minefinders is the legal titleholder. The claims are on file in the Municipality of Madera, State of Chihuahua, Mexico.

To the best knowledge of the authors of this report, the property has not recently been legally surveyed.

To the best knowledge of the authors of this report, the only royalties to which the property is subject is a Net Smelter Return (NSR) of 2% on silver and gold production payable to the original owner of the seven mining concessions (Liebano Suarez Ortiz) and an additional 1.25% of the gold production payable to IAM Gold who acquired the royalty payments from RePadre Capital Corporation in a merger. The royalties are payable for the life of the mine.

To the best knowledge of the authors of this report, the Dolores property is subject to no known environmental liabilities.

The following are key permits that must be obtained prior to the start of construction:

Environmental Impact Manifest

Land Use Change Application

Risk Analysis Study

Land Use License

Explosives Handling and Storage Permits

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Archaeological Release Letter

Water Use Concession Title

Minefinders has applied for a ground water permit for use as process water for the plant. On March 23, 2005, the CNA issued CMD permit No. CHIE-0044-180105 for the use of 2.5 million cubic meters per year of ground water.

On April 21, 2005, Conaculta-INAH issued CMD an Archaeological Letter of Clearance OFICO No. 11/063-D/2005.

The remaining permits are in progress. No other permit applications have been submitted at the time of this report.

1.7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

1.7.1	Access

Compania Minera Dolores is in the process of repairing, improving and constructing most of a 92-km access road from Yepachic, Chihuahua, to the mine site. This road traverses several private ranches as well as the Ejidos of Huizopa and Yepachic. Agreements have been signed with all but one of the effected parties. This ground is currently under negotiations.

1.7.2	Climate

Mexico’s National Institute of Geographical Statistics and Information (INEGI) designates the physiographic province as the Sierra Madre Occidental sub province of the northern mountain ranges and canyons. The province is characterized by a predominance of high mountain ranges and steep canyons. The property is located in the Chabacan Arroyo and its network of tributaries. The Chabacan Arroyo ultimately drains to the Tutuaca River. Elevations in the Chabacan drainage rise from 1060 m to a maximum height of 1800 m. The average elevation is about 1500 m.

The total average annual rainfall in the project area is estimated to be 862 mm based on information from the La Guadalupe climatological station located about 16.6 kilometers from the project. Most of the precipitation occurs in July, August, and September with June and October marking the beginning and end of the rainy season. There is a secondary, minor rainy season in the winter with most precipitation occurring in December and January. The spring months of March, April, and May receive very little rain. Temperatures range from -10 oC to 50 oC.

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1.7.3	Surface Rights

The Ejido Huizopa (EH) and 15 Ejidatario ranches control all the surface rights over the Dolores Project surface area. On July 18, 1996, CMD entered into a negotiated “Temporary Occupation Agreement” with the Ejido Huizopa. CMD’s agreement formalizes the right of continued surface occupation, the duration of surface occupancy, and the schedule of payments for surface access and use. Minefinders currently is paying 51,446.04 pesos per year. The payment is scheduled to increase 10% per year. In addition, CMD pays a disturbance fee to EH that was equal to 48,627 Pesos in 2004. This payment will increase incrementally as more land is used for the operation. The agreement is valid for the term of the concessions. All payments to the Ejido are current and the Agreement is in full force and effect. Agreements have been signed with 2 of the 15 Ejidatario ranches and an agreement in principal has been reached with a third ranch. The remaining 12 ranches are in various stages of negotiations.

1.7.4	Infrastructure

There is currently little infrastructure in the area to support the mine and process plant. In addition, the existing village of Dolores and its cemetery must be relocated to accommodate the mining activities. The Ejidatarios will have the option to either accept new housing and relocation by the Company or take cash payment for their existing houses. As of March 21, 2005, 19 separate Ejidatorio houses have been acquired by the Company thereby alleviating the necessity of building new houses for these Ejidatario members. Consequently, the Company is currently responsible for either cash payments or housing replacement for the remaining 59 Ejidatario households. CMD has purchased the existing Juan Luis Ranch located southwest of the plant site along the new access road from Yepachic. The project will provide each family to be relocated with a new home located within a community on the Juan Luis Ranch. Power will be supplied to the new community from the project substation and separate wells will be provided to supply water for the town site.

1.7.5	Power

Power for the project will be supplied by a 96.5 kilometer high tension (115kV) transmission line from the CFE substation at Nicolas Bravo to the site. Nicolas Bravo is located northeast of the plant site and northeast of the town of Madera. This line traverses various private land owners (ranches) as well as several Ejidos. A contractor has been retained to identify all private land owners in the right of way and negotiations are underway with the Ejidos.

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1.7.6	Water

Water for the project will be provided from a well field adjacent to the Tutuaca River, approximately 3.5 kilometers from the plant site. A series of booster pumps will be required to pump the water from elevation 1040 meters at the river to 1450 meters at the plant site. The well field and pipeline is sized to supply the total needs for the process plant at 272 m3/hr (1200 gpm). A dam will also be provided above the mine in the Chabacan Arroyo to contain and divert storm water around the mine. This dam and reservoir will also be used to provide water to the process. Preference will be given to the use of reservoir water when available to reduce pumping costs. CMD has received the permit for the right to use up to 2.5 million cubic meters per year of ground water from the Tutuaca River.

The Chabacan Arroyo is under Federal jurisdiction and application will also be made to SEMARNAT and CNA for allocation of surface waters for beneficial use. In an average precipitation year, approximately 660,000 cubic meters of water will be intercepted by the Chabacan reservoir for beneficial use.

1.8	HISTORY

Mining in the Dolores region is reported to have commenced with placer mining in the 1860’s and with lode mining beginning by 1898. By 1915, a power line had been installed from the town of Madera, Chihuahua, and a 25-stamp mill began operation treating the Dolores ore. The pulverized ore was passed through a cyanide leach circuit with zinc precipitation for gold and silver recovery. The stamp mill operated until early 1929 when it was destroyed by fire. Only sporadic high-grade production occurred from 1929 to 1931, with no records of any production since that time. Incomplete mining records from 1922 through 1931 indicate that total production from the Dolores area during this time was approximately 372,000 tonnes of ore containing over 116,000 ounces of gold and over 6 million ounces of silver. Most of this production was from several underground stope mining operations within and beyond the Dolores resource study area.

The property essentially remained idle until 1993 when Minefinders began acquiring a land position in the district. A full exploration effort was initiated by the Company in September 1994. Since 1993, Minefinders has acquired a total of 9 mining concessions in the area totaling 27,700 hectares (ha). Exploration drilling commenced in 1996 with a total of approximately 137,000 meters of drilling to date in 565 drill holes comprising both core and reverse circulation drilling.

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In July 1996, Minefinders granted Echo Bay Mines Ltd. (Echo Bay) an option to earn a 60% interest in the Dolores property by participating in financing a portion of the project. Independent resource estimates of the Dolores property were carried out by Humbolt Mining Services in August of 1997. In October 1997, Minefinders bought-out the Echo Bay interest to own the property, subject to the underlying agreement. Echo Bay completed drilling, sampling, environmental data collection, and metallurgical testing. All data was transferred to Minefinders and may not be referenced separately as being developed or completed by Echo Bay. In October 1998, Mineral Resources Development, Inc. (MRDI) of Canada completed a scoping study to evaluate the development of the Dolores property. Pincock, Allen & Holt (PAH) conducted an audit of the Dolores resources in December 2002.

In November 2002, M3 Engineering and Technology Corporation (M3) was contracted by Minefinders to initiate a series of scoping studies in support of a feasibility study. The studies included a review of current test work and initiation of further metallurgical testing, completion of necessary scoping studies to allow flowsheet development, preliminary design for an access road to the site, and investigation of power supply options for the site. In July 2004, the contract was extended to complete a bankable level feasibility study for the project, based on the results of the earlier studies. This report represents the results of this latest feasibility study.

1.9	GEOLOGICAL SETTING

1.9.1	Regional Geology

The Sierra Madre Occidental (Figure 1-7), a 1,200 kilometer by 300 kilometer northwest-trending mountain range, is dominated by an elongate, northwest-trending volcanic plateau. The Sierra Madre Occidental (western region) parallels the Sierra Madre Oriental (eastern range).

Regional geology is dominated by caldera-related, large-volume rhyolitic ash flow tuffs of Oligocene age known as the Upper volcanic series with a cumulative thickness of up to 1,000 meters. These volcanics unconformably overlie rocks of the Eocene Lower volcanic series that are primarily andesitic volcanics interlayered with felsic ash flow deposits. The Lower volcanic series is cut by coeval intrusions of diorite, granodiorite, and latite.

Thin Miocene basalt to rhyodacite flows unconformably overlie the Upper volcanic series, forming caps on the plateaus within the region. Pliocene to Pleistocene age valley fill conglomerate and sediments of the Baucarit formation overlie the Miocene flows.

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Regional structure is dominated by strong NNW trending, steeply dipping normal faults that are superimposed on older Laramide east-west strike-slip faults. Subsequent extension during the Eocene Era resulted in N60E-oriented faults that dilated the NNW-trending normal faults. This period of structural extension opened the pathways along faults and fault intersections for latitic and andesitic intrusives associated with precious metals mineralization.

1.9.2	Local Geology

The Dolores Project is underlain by the two main volcanic groups, the Lower volcanic series and the Upper volcanic series. The Lower volcanic series consist of gently tilted, intermediate composition flows, flow breccias, and tuffaceous rocks with a minimum thickness that exceeds 700 meters, that are conformably overlain by 100 to 200 meters of latite volcaniclastic breccias (Figure 1-8).

The Lower volcanic series is unconformably overlain by a near flat-lying volcaniclastic assemblage of felsic eruptive ignimbrites and tuffs of the Upper volcanic series. There is a multilithic rubble zone that marks the unconformity between the two volcanic series. The erosional surface of the unconformity post-dates mineralization at Dolores and the uplift associated with the unconformity exposed a window through the Upper series exposing the mineralized rocks belonging to the Lower volcanic series in the Dolores district.

1.9.3	Property Geology

The Upper volcanic series consists of ignimbrites, volcanic breccias, tuffs, and flows. These volcanics are intercalated with volcaniclastic conglomerate and breccia. All of the units exposed are unsorted and vary from stratified to unstratified.

The upper portion of the Lower volcanic series consists of lithic lapilli tuff and porphyritic latite flows and pyroclastic breccias that are exposed along the western side of the Dolores property (Figure 1-9). The lower portion of the Lower volcanic series underlying the latite flows and tuffs are andesite volcanics consisting of flows and breccias that are exposed along the eastern side of the property.

Latite to Andesitic dikes were emplaced along zones of structural weakness in elongate NNW sheets, plugs, and small stocks often in association with breccias of both intrusive and hydrothermal origins (Figure 1-10). Gold and silver mineralization is spatially associated with

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the latite dikes. A plug of diorite measuring 400 meters in diameter intrudes the southern exposure of the mineralized zone.

The sub-parallel, NNW-trending faults dip steeply to the west. Two subsets of these faults have been recognized that are differentiated by strike and dip. The first set strike between N20W and N50W and has dips of 65 to 75 degrees to the west. The second set strikes between N20W and N, having dips of 80 degrees west to very steeply east.

A large latitic domal intrusive occurs within the area known as the Central Dome. Phreatomagmatic, intrusive, and extrusive breccias of the dome area commonly served as conduits for hydrothermal mineralized fluids resulting in formation of mineralized quartz-adularia-calcite stockworks and disseminations. Associated alteration is predominately quartz-adularia-sericite-pyrite with lessor amounts of epidote-chlorite-calcite propylitic assemblages. This alteration is overprinted.

1.10	DEPOSIT TYPES

Mineralization at Dolores occurs as low-sulfidation, gold-silver bearing, silica stockworks, breccias, and replacements (Figure 1-11). The system is largely structurally controlled in the NNW striking extensional fault system. These deposits transition from feeder-like macro- and microcrystalline quartz-adularia breccia fill and stockworks within the competent andesite flows of the Lower volcanic series to wider stockworks and breccia zones as the veins approach and cross the boundary with the less competent, more permeable, overlying latite flows and tuffs of the Lower volcanic series.

Latite porphyry magmas are thought to be genetically related to the emplacement of the epithermal veins. The regional structural system controls both emplacement of latite dikes and fluid flow related to mineralization. The strongest controls on mineralization exist near the contact between intrusive latitic rocks and the andesitic wallrocks where density contrasts facilitate development of fractures and faults, which are in turn overprinted by hydrothermal overpressuring and brecciation. Mineralization is the result of ascending epithermal fluids that undergo cooling by fluid mixing, repeated boiling and throttling, and subsequent decompression and minerals deposition. Replacement deposits occur locally within more permeable tuffs and volcaniclastic beds and flow breccias within the andesitic volcanic sequence.

Breccia bodies range from true tectonic breccias cemented by quartz to hydrothermal breccias showing streaming textures. Breccias show evidence of episodic mineralization and recementation by quartz, adularia, and calcite veining.

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1.11	MINERALIZATION

Gold and silver mineralization identified at surface occurs within a zone over 4,000 meters long and 1,000 meters in width at elevations that range from 1,400 meters to 1,700 meters above sea level (see Figures 1-12 and 1-13). Mineralization has also been investigated to the depth of drilling at 1,000 meters elevation or over 600 meters of vertical extent. (Figure 1-14).

Mineralization in feeder structures at depth ranges up to 5 to 10 meters wide in tight, quartz stockwork and mineralized fracture zones. The bulk of the deposit is higher in the system where the feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to greater than 1,000 g/t silver. Disseminated mineralization carries lower grades in the range of 0.5 to 2 g/t gold and 30 to 150 g/t silver.

The mineralization at Dolores consists is characterized by quartz-adularia alteration. Pervasively silica replaced rocks may contain up to four percent fine-grained pyrite. Quartz textures are fine-grained to drusy encrustations in breccias. Areas of intense propylitic alteration are strongly correlated with gold and silver in localized areas. Mineralization is generally associated with quartz and consists of galena, sphalerite, pyrite, silver sulfides, native silver and visible gold. Other associated gangue minerals include sericite, illite, rhodochrosite, fluorite, chlorite, and epidote, and various secondary minerals including secondary silver sulfosalts oxidized and mixed zones.

Alteration zones include argillization along the margins of the feeder structures, various degrees of propylitic (chlorite-epidote-calcite-pyrite) alteration of the volcanic wallrocks, as well as a regional lowgrade propylitic overprint of the volcanics.

Oxidation of mineralization is highly variable throughout the deposit and has been noted to the depth of drilling in structural zones. The deposit can be classified as mixed oxide-sulfide grading into sulfide with depth.

1.12	EXPLORATION

During 1993 and 1994 Minefinders conducted surface mapping and sampling to evaluate the Dolores property. Since 1995, the property has undergone extensive geological, geochemical, and geophysical surveys to identify drilling targets. Surface and underground sampling has exceeded 10,000 rock chip samples. Minefinders conducted more than 6 square kilometers of detailed mapping and 12 square kilometers of reconnaissance mapping. Geophysical surveys have included 14.9 kilometers of induced polarization, resistivity surveys, and magnetic surveys.

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1.13	DRILLING

Minefinders commenced drilling at Dolores in 1996 using both reverse circulation (RC) and diamond drilling (DDH) for core. Drilling was organized along sections that were spaced 25 meters apart and oriented perpendicular to the prevailing NNW strike of mineralization. Between 1996 and 2001, Minefinders drilled a total of 61,441 meters in 154 RC holes (29,392 meters) and 135 DDH holes (32,049 meters). The 2002 through 2003 drilling campaign included 221 holes totaling approximately 54,000 meters. The current drilling database at the time of the resource audit included 218 RC holes totaling 41,704 meters and 347 DDH holes totaling 95,366 meters for a combined total of 137,070 meters. Figure 1-13 is a surface plot of the project exploration drilling.

Prior to resource modeling, several holes were filtered from the drill database including two lost holes, six geotechnical or water holes, 3 twin holes, and 2 holes of questionable assay quality. The three RC holes, R30, R33, and R78, showed data inconsistent with the Core twins, which are considered more reliable. D168 was reanalyzed and replaced with the new data, and D169 was filtered and replaced by a subsequent drillhole.

Collar Surveys – For 95% of drillholes in the October 2004 resource, Minefinders used either a total station or multi-station GPS unit to locate collar coordinates. An additional 3% of drillholes are located on pads with previously surveyed holes. The remaining holes were located by tape-and-brunton survey from previously surveyed collars. Brunton-surveyed holes are assumed to be accurate to within 5 meters, co-located holes to within 3 meters, and surveyed holes to within less than one meter.

Down Hole Surveys – Approximately 86% of DDH holes prior to 2002 and 100% of drilling from 2002 forward were surveyed using an Ausmin or Sperry-Sun single-shot camera at down hole intervals of 25 to 30 meters. Only 13% of RC drilling prior to 2002 was surveyed down hole. RC holes drilled between 2002 and 2004 were surveyed down hole using a Tropari instrument. For the unsurveyed RC holes and the 19 unsurveyed DDH holes of the early campaigns, Minefinders has applied a wander correction based on drill hole deviation patterns of nearby holes.

1.14	SAMPLING METHOD AND APPROACH

RC samples were taken every five feet (1.52 meters). For dry drilling, two 10 kg to 12 kg samples were collected with one sent to the laboratory for assay and one split kept at site for reference. Chips from each sample interval were saved in plastic chip boxes for geological logging. Dry holes were collected in a standard cyclone. For wet RC drilling, a cyclone and wet splitter were employed so that samples were collected into twin buckets. A flocculant was added in order to

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allow fines to settle before bagging the samples creating two 10- to 13-kg samples.

Core sample intervals vary in length based on lithology and mineralization boundaries. Intervals were typically 2-meters in mineralized rock, but vary from 0.5 to 2 meters and 1.5 meters to 2.2 meters in barren zones. Core samples were split using a longitudinal splitter, with half of the core sent to the laboratory for assaying and half of the core stored on site (a significant amount of core has been removed and consumed for metallurgical testing). According to the 2002 PAH study, core recoveries averaged 95.8 percent, which is considered excellent for gold-silver deposits.

Underground sampling was conducted from the majority of underground mine workings at Dolores. Workings along the NNW structural strike of mineralization were sampled across the back of the drift in samples measuring two to four meters long at five-meter intervals. For all other workings that were not parallel to the strike of the deposit, samples were collected along the rib at 2-meter intervals. Underground surveys were conducted initially in 1982 by Consejo Recursos Mineros and resurveyed in 1998 by a Minefinders consultant. The accuracy of individual underground sample locations is thought to be within five meters.

Underground sampling was used to develop geological ore envelopes, and was also included in the drill hole database for resource estimation. Each underground sample was assigned the same weight as one 2-meter drill composite.

Minefinders collected over 11,750 surface samples at Dolores, with the majority (9,882) of samples collected as continuous 5-meter chip samples in roadcuts of sample lines that were developed perpendicular to the strike of mineralization. Surface samples were used to help delineate the surface expression of grade envelopes for resource estimation but assays from surface sampling were not used to estimate grades.

1.15	SAMPLE PREPARATION AND ANALYSES AND SECURITY

Through 2002, PAH reports that samples were transported from the site by Chemex to Chemex’s facility in Hermosillo for sample preparation. Samples were dried and crushed in Hermosillo to 70-percent minus 2 millimeters in jaw and/or roll crushers. The sample was split in a riffle splitter to produce a one-kilogram sample that was pulverized to 85 percent minus 200-mesh (75 microns). A single 150-gram pulp sample was forwarded to Chemex, in Vancouver where a 30-gram sub-sample was assayed for gold using the fire assay (FA) method with an atomic absorption (AA) finish. All samples which assayed over 1,000 ppb gold were re-assayed using a gravimetric finish. The values used for compositing were those with an AA finish except in samples over 10,000 ppb, where the gravimetric value was used.

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Subsequent drilling samples since the PAH resource audit were picked up on site by Bondar Clegg, ALS Chemex Laboratories, or Inspectorate Labs for sample preparation by crushing and pulverizing. Pulps were forwarded to labs in Reno or Vancouver for sample analysis.

Through 2001, silver assays were determined using an aqua regia digestion and AA finish assay technique. Test work by McClelland laboratories showed that the tail grades from column leach tests showed higher silver grades than predicted by the drill assays. This discrepancy was due to the presence of silver halides. Minefinders undertook a re-assay program that included approximately 8,800 samples using a multi-acid total digestion technique with an AA finish. All available samples that previously assayed greater than 10 grams per tonne (g/t) and samples greater than 5 g/t with significant gold values were re-assayed using the total digestion method. There were several hundred samples that were not available. The re-assaying using the total digestion increased silver grades by 58.8 percent in oxidized samples, 22 percent in mixed oxide-sulfide samples, and 19.2 percent in sulfide samples. All samples yielding silver assay values greater than 100 g/t Ag were re-assayed using FA with a gravimetric finish.

All drilling from 2002 to the present uses multi-acid digestion, AA finish as the primary silver assay technique, with Fire Assay, Gravimetric finish for samples assaying over 200 grams per tonne (g/t) silver. Gold assays still use Fire Assay, AA finish as before, with assay values in excess of 1.0 (ALS Chemex) or 3.0 (Inspectorate) grams per tonne (g/t) reanalyzed with Fire Assay, Gravimetric Finish.

For the purpose of compositing silver assays for resource estimation, the gravimetric assay was used first, followed by the total digestion re-assay value. The aqua regia method silver assay was used in cases where there was no alternate silver assay.

1.16	DATA VERIFICATION

1.16.1	Assay Verification

Drill hole sample assays were loaded into Gemcom, a mining and exploration modeling software system, as a database. The current model contains records for 565 drill holes and 76,217 assay samples, 28 underground channels containing 532 assay samples, and 9,439 chip samples distributed along 213 surface sample lines.

RPA conducted a comparison of the Gemcom database with the drill logs and original assay certificates to check for accuracy of the assay database. In June 2003, RPA compared 41 out of 514 holes available at the time (8%) and concluded that were no major errors that would impact the

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resource estimation. RPA also compared 28% of the total drill sample database for the more recent 2002-2003 drilling comprising a total of 21,150 samples and found very few errors and inconsistencies, i.e. within acceptable limits.

PAH reports in its 2002 NI 43-101 Technical Report of the Dolores audit that the assay database for early drilling on the project had been validated by Mineral Resource Development, Inc (MRDI) prior to the 2002 PAH report. PAH reviewed the database methodology with Minefinders and determined that Minefinders followed industry accepted engineering practices.

1.16.2	QA/QC Evaluation

Minefinders used a variety of QA/QC techniques to measure the accuracy and precision of the assays in the database. These techniques primarily consist of the use of standards, blanks, and re-assays. RPA audited the QA/QC practices and data produced by Minefinders in its audit of the Dolores project. RPA considers the QA/QC protocols employed on the Dolores Project to be vigorous enough to ensure that the sample data is appropriate for use in Mineral Resource estimation.

1.16.2.1	Standards

The purpose of the standards is to determine if there is an accuracy problem at the lab due to contamination or poor assaying technique. Minefinders developed three rock standards from mineralized materials from the Dolores deposit having average gold grades of 391 ppb, 883 ppb, and 1,680 ppb that were used during the period 1997-2002. Standards were applied at a rate of one of every 25 samples (4%). PAH in 2002 noted that over the first three years of usage of Minefinders’ standards, the range in values of the relative standard deviation increased with time. In 2002, the in-house standards were discarded in favor of commercially prepared standards that were thought to be more consistent. Initially, standards were only used to measure the accuracy of gold assays. PAH also identified a problem where standards which were submitted with drill samples were occasionally recorded in the field as the wrong standard. This problem was also corrected in the field by increasing supervision. PAH noted that only gold values in standards were being evaluated and recommended that silver standards should also be considered. Analysis of standards data now includes silver values.

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1.16.2.2	Blanks

Blanks were used early in the program; however, use was suspended for a time and then returned to the program in 2003. Blanks can measure contamination of samples during the preparation stage or at the analytical lab. Blank sample materials at Dolores were prepared from onsite materials such as overburden and the upper portions of holes. These blanks were included with sample batches and if a blank came back with an elevated gold or silver value, individual samples or entire batches were rerun.

1.16.2.3	Duplicates

Duplicates are a measure of laboratory precision. Duplicates of pulps and rejects were routinely run at 1 per 25 or 1 per 50 samples. However, the data was not loaded into the database and has never systematically been analyzed. Minefinders duplicated assay results by re-assaying samples with gold values greater than 1.0 g/t or silver values greater than 10 g/t. Because the methods used to measure the assays are different, these don’t constitute a true duplicate pair. The 2002 PAH study showed that the mean gold grade between assay pairs using AA and gravimetric finishes were 2,592 ppb and 2,574 ppb respectively. This indicates that the two methods are statistically identical over the range of gold values of interest.

1.16.2.4	Check Assays

Check assays are a measure of laboratory accuracy and laboratory bias by sending duplicate samples to two separate laboratories. Minefinders employed limited check assays using 2 labs early in the program; however, the practice was not continued.

1.17	ADJACENT PROPERTIES

There are no adjacent properties as defined by NI-43-101.

1.18	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing has been completed in several phases over an eight year period. The first metallurgical investigations were completed under the direction of Echo Bay Minerals Co. in 1996, 1997, and 1998. These first investigations involved bottle roll tests, as well as a mineralogical characterization which were

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conducted by Hazen. A total of eight column leach tests and a series of bottle roll tests were completed by Colorado Minerals Research Institute (CMRI) starting in 1997 and finishing in 1998. McClelland Laboratories, Inc (MLI) reviewed the CMRI column work at the request of Minefinders. MLI performed wet tails screen analyses and developed metallurgical balances on the CMRI columns utilizing reported head grades. Ultimate recoveries were felt to be representative but less confidence was placed in recovery rates.

Minefinders completed additional bottle rolls at MLI in 1998. This test series demonstrated increasing recoveries with decreasing grind size. With the successful start-up of Homestake’s Ruby Hill mine, pulp agglomeration was considered as a potential processing option for Dolores.

MLI completed metallurgical testing on three, crushed, non-agglomerated ‘low-grade’ control columns as well as pulp agglomerated (higher grade ore ground to 65 mesh and agglomerated onto crushed low-grade) columns in 1999 and 2000. Results of this testwork were encouraging and confirmed cyanide amenability for Dolores ores.

M3 was chosen to be the lead engineering firm on the feasibility study in late 2002. Under recommendation from M3, additional metallurgical work was undertaken in early 2003. A series of dominant composites was created from various drill-hole samples. The criteria for sample selection were built upon results and observations from previous metallurgical testing.

In the most recent metallurgical testwork, MLI and Lakefield tested samples of various ore types as composites as well as individual samples. The test programs consisted of bottle roll and column leach tests to determine the metallurgical response of the ore types to heap leaching, gravity concentration, pulp agglomeration, flotation and cyanide leaching of the flotation tailings and concentrates, and whole ore cyanidation. Hazen performed crushing, grinding and abrasion indices determinations. Metso performed paddle abrasion tests for abrasion index determination and impact crushability tests for work index determination. Pocock performed flocculant screening, gravity sedimentation, pulp rheology, and vacuum and pressure filtration studies on leached concentrate and tailings samples.

Scoping level trade-off studies were completed between different processing options to determine the most economic flow sheet for Dolores. Options evaluated included stand-alone milling, combined milling and heap leaching, and stand-alone heap leaching.

Milling circuits considered included whole ore cyanidation, flotation followed by concentrate and flotation tailings leaching, flotation followed by concentrate leaching with “throw-away” flotation tailings, gravity concentration and

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subsequent leaching, and pulp agglomeration. Heap leaching was evaluated at P80s of 9.5 mm and 6.3 mm. The additional gold and silver recovery at the finer crush size more than pays for the associated operating costs.

The stand-alone heap leach at a P80 of 6.3 mm was selected as the preferable processing choice for Dolores. Data for the milling option is available in Appendix B; however, it is not addressed further.

Most of the metallurgical testing has been completed on core intervals. A total of 105 individual samples or composites have been subjected to metallurgical testing. Of these, 13 samples or composites were obtained from Reverse Circulation (RC) drilling.

Some of the larger composites subjected to multiple tests may have over fifty individual drill hole intervals within that composite. About 1,377 individual sample intervals made up the various samples and/or composites that have been tested over the years. Of these, only 49 individual samples were from RC drilling.

Metallurgical samples have originated from a wide cross-section of the ore body and are believed to be representative of the material types that will be encountered during mining.

Metallurgical characterization of samples has been directly linked to the 3-D geological block model. Available information regarding composite make-up for metallurgical tests completed was extracted from the drill hole data base by Minefinders. This data included lithology, oxide, pyrite, manganese oxide (Mnox), fracture density, brecciation, and other codes as logged by the geologists. Information was summarized in a database, along with pertinent metallurgical testing results from bottle rolls and column leach testing. This data was analyzed in an effort to establish metallurgical trends within the deposit.

It was found that lithology, oxidation state (oxide and pyrite codes), and the presence of Mnox in latite (logged Mnox values greater than 1.0) are the most significant factors impacting metal recovery. These codes are all assigned in the 3-D block values and used to classify metallurgical performance.

Andesite represents about 61% of the ore and the various latites represent about 31% of the ore within the feasibility 3-D block model and pit design. The other 8% are diorites and other miscellaneous rock types. Of the 31% latite ore, about 3% is manganese latite. Oxide, mixed, and sulfide make up 31%, 41% and 28% of the ore, respectively.

Over the years, as metallurgical testing has been completed, samples were classified as oxide, mixed, or sulfide based upon visual review when they were submitted to a laboratory. As the oxide, mixed, and sulfide criteria based upon

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oxide and pyrite codes was developed, the oxidation state of samples submitted for metallurgical testing was adjusted, if necessary, to match the oxidation classification scheme. In general terms, the metallurgical data behaved more consistently once categories were adjusted based on the oxide and pyrite codes.

The most extensive metallurgical program in support of heap leaching was undertaken at MLI in 2003 and 2004. Details of this program are set out below.

A total of 206 drill core interval samples were composited for metallurgical testing. The samples were identified by ore type, drill hole and/or interval depth. The metallurgical core samples were combined under the direction of Minefinders Corporation Ltd. to produce sixteen (16) drill core composites comprising eight “Low Grade” and eight “High Grade” composites. Composites were labeled as oxide, mixed, and sulfide based on visual observation. As the methodology was developed to classify ore types based on oxide and pyrite codes, some of the original oxidation states were changed to match the results of the new classification system. In addition, composites were labeled based on location (north/south) and rock type (andesite/latite).

Each entire low grade composite was crushed to 80% passing 19 mm in size. Three low grade composites were selected for the size sensitivity columns. Each of these composites was blended and split to obtain a sample (33 kg) for a column leach test (P80 19 mm), a sample (20 kg) for a head screen, a sample (45 kg) for comminution testing, and a split for finer crushing. Splits for finer crushing from all of the low grade composites were crushed to 80% passing 9.5 mm in size and were each blended and split to obtain a 33 kg sample for column tests, 15 kg for a head screen analysis and 2 kg for a bottle test. The remaining 9.5 mm feed from the three low grade composites selected for size sensitivity work was crushed to 80% passing 6.3 mm, blended and split to obtain column test samples. Remaining 6.3 mm feed from the three low grade composites, and 9.5 mm feed from the five other low grade composites was stage crushed to 80% passing 1.7 mm and was blended and split to obtain 2 kg samples for bottle roll tests which were conducted at 1.7 mm and 75 micron feed sizes.

Each entire high grade composite was crushed to 80% passing 19 mm in size. Crushed composites were blended and split to obtain 30 kg for finer crushing. Each split was crushed to 80% passing 9.5 mm and blended and split to obtain 2 kg for a bottle roll test and samples for direct head analysis. Remaining 9.5 mm feed was crushed to 80% passing 1.7 mm blended, and split to obtain 2 kg samples for bottle roll tests.

Based on results from initial bottle roll tests, additional preparation included blending rejects (19 mm) from each of the high grade composites and splitting 50 kg out for finer crushing. The high manganese composite was not included. Each 50 kg split was crushed to 80% passing 9.5 mm and split for a column test (33 kg)

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and a head screen analysis (15 kg). Rejects from all high grade composites (except high manganese and north-mixed-latite – high grade) were blended and splits made for comminution testing. In addition, rejects from each composite (1.7 mm) were blended and split as required for samples for milling/cyanidation, gravity, and flotation testing. Additional splits were taken from the 19 mm rejects, crushed to 80% passing 1.7 mm and used to obtain samples for milling/cyanidation, gravity, and flotation testing.

Head samples were assayed using conventional fire assay procedures for gold and silver content. A multi-element ICP scan and sulfur speciation analysis was also completed for a single head sample from each composite. Bulk density determinations were made using the standard volume displacement method.

Results from sulfur speciation analysis indicate that three of the four ‘oxide composites’ (designated by “O” in the second letter of the composite designation) contained between 0.34% and 0.54% sulfide sulfur. The fourth composite, (SOA-1-LG) contained 0.92% sulfide sulfur. Sulfide sulfur for the five ‘mixed composites’ (designated by “M” in the second letter of the composite designation) ranged from 0.01% to 2.14% sulfide sulfur. Sulfide sulfur content for the six ‘sulfide composites’ (designated by an “S” in the second letter of the composite designation) was between 0.80% and 2.29%. There was a lack of consistent agreement between composite oxidation grouping (oxide, mixed, sulfide) and sulfide sulfur content of the ore.

It has been observed that the sulfide sulfur content of latite ore is generally lower than that of andesite. There are few drillhole intervals with high pyrite codes. This is verified when looking at reserve summaries by lithology and oxidation state. In andesite, 35% of the total ore tonnes are sulfide; compared with 18% in latite.

After adjustment, using the average oxide and pyrite codes, there were eight oxide composites and seven sulfide composites. For latite rock types, oxides ranged from 0.01 to 0.36% sulfide sulfur and sulfide samples ranged from 0.80 to 1.32% sulfide sulfur. For andesite rock types, oxides ranged from 0.54 to 1.10% sulfide sulfur and sulfides ranged from 1.94 to 2.29% sulfide sulfur. There were no samples classed as mixed in this column test series after re-alignment in the current oxidation classification system.

Direct agitated leach cyanidation (bottle roll) tests were performed on sixteen (16) composites at 80% minus 9.5 mm, 1.7 mm, and 75 µm feed sizes to determine sensitivity to feed size and metallurgical variability. All 16 composites tested were amenable to direct cyanide leaching. The bottle roll tests indicated that the gold and silver recoveries were impacted by feed size. As expected, precious metal recoveries were higher and recovery rates were more rapid with finer feed sizes. Silver recovery was slower than gold recovery at all sizes. According to MLI, there were no strong correlations between gold recovery and gold head

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grade. However, further analysis utilizing all available data indicates sulfide columns do show a general tendency of higher gold and silver recovery with increasing silver head grade. Gold recovery was higher for the oxide and mixed ore composites than for the sulfide composites. Conversely, silver recovery tended to be higher for the sulfide composites.

In addition, bottle roll tests were performed on several high manganese composites to determine affect on silver recovery. MLI notes there was no strong correlation between manganese content and precious metals recovery. Further analysis on all available data seems to dispute this observation. Cyanide consumption for bottle roll tests ranged from <0.07 to 0.45 kg/mt ore and lime consumption ranged from 0.6 to 5.6 kg CaO/mt ore. The bottle roll tests results are summarized in Table 1-7 below.

Table 1-7 Summary Metallurgical Results, Bottle Roll Tests, Dolores Drill Core Composites, Average by Feed Size

	Recovery, %		Calc’d Head Grade, g/mt ore		Reagent Requirements, kg/mt ore
Feed Size	Au	Ag	Au	Ag	NaCN	CaO
9.5 mm	46.9	23.4	1.18	71.6	0.18	1.89
1.7 mm	64.0	35.9	1.17	71.5	0.18	1.89
75 µm	87.6	63.0	1.10	70.1	0.31	2.51

Column leach (percolation) tests were conducted on fifteen (15) composite samples (eight low grade and seven high grade) to determine amenability to heap leach cyanidation treatment. Test results indicated that all 15 composites were amenable to heap leaching. Tests were carried out at three different crush sizes (80% minus19 mm, 9.5 mm, and 6.3 mm) on three low grade composites to determine sensitivity to feed size. Column tests were done on five additional low grade composites at 80% minus 9.5 mm feed size. Column tests on the seven high grade composites were completed at an 80% passing 6.3 mm feed size. Similar to results from variability bottle rolls column test, gold recovery tended to decrease and silver recovery tended to increase with increasing sulfide sulfur content of the ore. Precious metal recovery rates were slow. Both gold and silver extractions continued to increase during the one year leach test. Cyanide consumption for column tests ranged from 4.0 to 5.42 kg/mt ore and lime consumption (100% CaO) ranged from 0.5 to 4.3 kg lime /mt ore. Cyanide consumption was very high; in part because of the long column leach test cycle. Column leach tests did not indicate any problems with solution percolation, fines migration or solution channeling with any of the composites.

Load/permeability tests on select column residues indicated that the leached ore maintained relatively high permeability, even under compressive loadings to simulate heap stack heights of up to 100 meters. Physical ore characteristic data show that moisture requirements were typical for finely crushed feed and tended

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to increase with decreasing feed size. Very little, or no “slumping” of ore charges was observed during leaching. Ore apparent bulk densities were essentially the same before and after leaching. The column leach test results are summarized in Table 1-8 below. The results are for eight columns at 9.5 mm and 10 column at 6.3 mm

Table 1-8 Summary Metallurgical Results, Column Leach Tests, Dolores Drill Core Composites, Average by Feed Size

	Recovery, %		Calc’d Head Grade, g/mt ore		Reagent Requirements, kg/mt ore
Feed Size	Au	Ag	Au	Ag	NaCN	CaO
9.5 mm	67.3	45.1	0.80	21.9	4.69	1.13
6.3 mm	74.8	52.4	1.46	74.8	5.04	2.05

Column tests completed on fifteen composites by MLI followed conventional procedures. The ore charges did not require agglomeration at any of the feed sizes. Lime was mixed with the dry ore charges before column loading procedures. Lime additions were based on bottle roll test consumptions. Four columns showed low pH relatively quickly in the program and had to have milk-of-lime added to the barren. Subsequent columns were started with higher lime additions to ensure adequate pH was provided.

Ore charges were loaded into 10 cm (4 in) I.D. x 3 m (10 ft) high PVC columns in a manner to minimize particle segregation and compaction. Cyanide solution at a concentration of 1.0 gram NaCN/L was applied at a rate of 12 lph/m2 (0.005 gpm/ft2) during the test cycle. Pregnant solution was collected daily and volumes were measured by weight. Samples were taken for gold and silver analysis using conventional atomic adsorption (AA) methods. Cyanide concentration and pH were determined for each solution. Pregnant solution was pumped through a three stage carbon circuit and barren solution, with appropriate make-up reagents, was recycled to the ore charges.

Low grade composite column tests were put onto a weekly solution recycle schedule after approximately 50 days. Solution from each column was continuously recycled to the top and fresh water was added daily for make-up. Solution pH and free cyanide concentration were measured three days per week and lime and cyanide added as required to maintain parameters. Pregnant solution volumes were measured weekly and sampled for analysis. Barren solution was reapplied to the columns. The same procedure was followed for all of the high grade composite columns after about day 60 and continued until leaching was terminated. Low grade composite column tests were put on intermittent two week rest cycles after day 223, separated by periods of daily barren solution application and pregnant solution sampling, analysis, and activated carbon processing. This schedule was continued until leaching was terminated.

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After leaching, all columns were rinsed with fresh water to remove residual cyanide. Rinse down, environmental characterization, and analyses were conducted on select column leached residues. Moisture required to saturate the ore charges and retained moistures were determined. Apparent ore bulk densities were measured before and after leaching. Drain-down tests were conducted after rinsing was complete.

After leaching, rinsing, and draining, leach residues were removed from the columns and moisture samples collected. Residues were dried, blended, and split and tail assay and tail screen analysis completed. Selected column residues were blended and split to obtain samples for load/permeability testing. Load permeability testing shows excellent heap permeability.

Ultimately, all bottle roll testing and all column data, described at the start of this section were utilized to establish recoveries for the heap leach scenario. Based on the current ore reserve, average heap leach recoveries for the P80 = 6.3 mm crush are estimated at 73.8% gold and 51.1% silver which compares favorably to arithmetic averages from the most recent MLI column series as shown in Table 1.8 of 74.8% gold and 52.4% silver. Methodology is described in detail in Section 5.

1.19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

1.19.1	Mineral Resource Estimates

Minefinders developed a three dimensional block model and resource estimate for the Dolores Project. The resource estimate is based on the cumulative drilling programs that it has conducted since 1996. This drilling is the basis for the delineation of a geological model of mineralized grade shell envelopes and the gold and silver assays that were used to estimate the grades within the block model. The current model, the October 2004 resource estimate, for the Dolores Project was audited by Roscoe Postle Associates Inc. (RPA) in November 2004. RPA issued an independent technical report compliant with National Instrument 43-101 (NI 43-101) summarizing the results of the audit. The Qualified Persons for the RPA resource audit of the Dolores Property are Stewart Wallis, P. Geo., and David Rennie, P.Eng.

1.19.1.1	Assays and Composites

The drill hole assay database that was used for the October 2004 Dolores resource model contained nearly 76,000 assay values (including zeros) for gold and silver. Void drill samples, such as those encountered in underground workings, were assigned a zero grade in the database. Drill holes were

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composited by equal length down hole in 2-meter intervals. Composites consisting entirely of void were not assigned a grade while composites which were partially composed of void and partially of drilled rock were assigned grade from the rock only.

Composites were assigned as “low grade” and used in the resource calculation for the ‘low grade’ blocks if the center of the composite falls within the volume of the low grade solids. “High grade” composites were tagged and used to estimate ‘high grade’ blocks in the same way. The remaining composites were assigned as “waste” and later used to estimate waste block grades.

1.19.1.2	Capping of High Grades

Capping grades were determined from log normal cumulative frequency and probability plots of gold and silver grades. Composites have been capped at 30 g/t gold and 1000 g/t silver to prevent indiscriminate smearing of extremely high grade intercepts (outliers).

1.19.1.3	Gold Equivalent

A gold equivalent ratio of 75 ounces silver = 1 ounce gold was used for calculation of AuEq grades for grade envelope construction, variography, and resource cutoffs. This is a value ratio weighted by metal prices and recovery factors for the two metals.

1.19.1.4	Geostatistics

Minefinders prepared variograms using 2-meter composites of gold, silver, and AuEq to determine search radii and orientation for resource classification. They were not used for grade estimation. Maximum variogram ranges were in the order of 60 m along strike (1500), 45 m up and down dip (approximately -800 SW), and 30 m across the plane of the vein. RPA conducted a preliminary variogram analysis to confirm these ranges. The variography was conducted on the cut gold composites for the combined high and low grade zones.

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RPA created three linear log variograms for the gold composites, one for each of the principal directions. The strike direction was 1500, the up-dip direction 0600/+800, and the cross-structure (minor axis) direction was 0600/-100. The variograms confirm, for the most part, the ranges reported by Minefinders. In order to generate reasonably coherent and interpretable variograms, it was advantageous to calculate them using log transformed data. RPA notes that the variogram in the minor-axis direction actually yielded a 35 m range, which is slightly larger than the 30 m defined by earlier workers.

1.19.1.5	Geologic Modeling

The Dolores geological model is based on grade shells interpreted on cross sections and level plans that define three zones: high grade, low grade, and waste. The parameters used to establish the zones are as follows:

•	Low grade envelope – 10 meter minimum width, 0.2 g/t nominal AuEq cutoff,
•	High grade envelope – 5 meter minimum width, 1.0 g/t nominal AuEq cutoff,
•	High grade hole – low grade material internal to a high grade envelope,
•	Low grade hole – material below 0.2 g/t AuEq internal to low grade, and
•	Everything else is waste.

Grade shells were defined by Minefinders geologists on 1:500-scale cross sections, using a combination of drill hole assays, underground and surface sampling assays, and geological interpretation from lithology/alteration descriptions from drill hole logs, underground mapping and surface trenching.

Mineralized zones were projected along structural trends half the distance between holes. Zones were projected to surface where available surface rock chip geochemistry supported grade continuity and were extended down-dip along structures 50 to 100 meters below the data. Search ellipse distances were used to constrain projections of mineralization in the absence of contrary data. All grade shells were drawn to reflect the overall trend of the mineralized zone and included internal waste and subgrade material where consistent with the geometry of the zone.

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Polylines were then drawn on 10 meter benches based on the sectional interpretation. The bench polylines were rechecked on section to ensure agreement with the sectional shapes and structural interpretation.

Bench polylines were extruded to the thickness of the bench (5 meters up and down) to form solids shapes corresponding to the appropriate grade shell. Composites were tagged as being high grade, low grade, or waste according to whether the 3-D centroid of the composite was within the associated grade shell.

1.19.1.6	Block Model

The MFL block model is oriented in a direction 330 degrees (N30W) parallel to the primary strike of mineralized structures. Minefinders employed a block size of 10 meters along strike by 5 meters high by 3 meters wide. The bench height, 10 meters, therefore covers two block levels per bench. The model contains 500 columns oriented ENE-WSW (N60E) and 350 rows oriented NNW-SSE (N30W). The bottom and top elevations of the model are 1100 meters and 1800 meters, respectively, making 140 block levels.

Minefinders selected a small block size so that the model could be used for both open pit and underground mine planning purposes. The 3-meter block width is narrower than the appropriate smallest mining unit for an open pit mine of the size of the Dolores deposits; however, the blocks have subsequently been reblocked for design/planning purposes for open pit mining by Independent Mining Consultants (IMC).

1.19.1.7	Grade Estimation Methodology

Minefinders used an inverse distance to the fifth power (ID5) algorithm to estimate block grades. Gold and silver grades were interpolated separately. The inverse distance algorithm produced a highly localized grade estimate that minimized grade smoothing. Block grade estimates used a minimum of three composites and maximum of twelve composites, with a maximum of two composites from a single drill hole. The minimum number of drill holes to estimate a block is two. Block estimates were further limited to composites that were coded to the same grade shell to which the block was coded.

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The maximum search ranges developed for grade estimation are as follows:

Major axis (150/00):	150 meters
Intermediate axis (60/80):	120 meters
Minor axis (60/-10):	60 meters

These ranges insured that a maximum number of blocks were estimated within the grade shells. Blocks were then excluded from resource classification when the shorter classification ranges were applied to the resources as described in Section 1.19.1.11. Figure 1-14 is a block model section along Section 2675. The section shows the drill holes that fall within 12.5 meters of the section plane. Grade values for AuEq are reported along the right side of each drill hole. The grade ranges for both blocks and assay grades are as follows: gray – 0 to 100 ppb AuEq; black – 100 to 200 ppb AuEq; blue – 200 to 400 ppb AuEq, cyan – 400 to 1000 ppb AuEq; red 1000 to 2000 ppb AuEq; and magenta - >2000 ppb AuEq. The only blocks shown are those that fall within high and low grade shell solids.

1.19.1.8	Block Model Validation

RPA conducted a number of validation exercises on the October 2004 block model. These included:

•	Inspection of the block model in plan and section and visually comparing block grades with drilling data.

•	Statistical comparison of the composite grades

•	Re-estimation of the block grades using an alternative method.

A comparison of composite and block grades for the Dolores Project, is shown in Table 1-9 below.

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Table 1–9 Composite vs. Block Grade Statistics

In RPA’s professional opinion, the average block grades are reasonably close to the mean composite grades. The mean gold block grade in the high grade solid is 6.9 percent lower than the mean gold composite grade while the mean gold block grade in the low grade solid is 5.2 percent higher than the mean gold composite grade. The mean silver block grade in the high grade solid is 5.8 percent lower than the mean silver composite grade. The mean silver block grade in the low grade solid is 9.8 percent higher than the corresponding mean silver composite grade.

RPA constructed an ID5 block resource model to compare the measured and indicated mineral resources tabulated by Minefinders in its October 2004 block model. This comparison excludes the contribution from the measured and indicated resources from “waste” blocks. Table 1-10 below shows that the measured and indicated resources for “high’ and “low” grade shell coded blocks are essentially identical.

Table 1-10 Comparison of RPA and MFL Resource Model

	Minefinders ID5 Model			RPA ID5 Model
Cutoff Grade g/t AuEq	Tonnage (Kt)	Au grade (g/t)	Ag grade (g/t)	Tonnage (Kt)	Au grade (g/t)	Ag grade (g/t)
2.000	17,505	2.679	117.7	17,666	2.68	117.5
1.000	39,083	1.668	77.4	39,463	1.67	77.3
0.500	70,102	1.107	52.7	70,806	1.10	52.7
0.300	100,018	0.843	40.8	101,065	0.84	40.8

Note: High and Low Grade Zones Tabulated

RPA then re-estimated the block grades using Ordinary Kriging (OK) as a gross check of the grade estimation methodology. As in the previous comparison, no waste block resources were included. RPA chose the variograms for their OK run and used a relative nugget effect of 15% to make a

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smoother grade transition. Minfinders variography typically shows a nugget effect of around 50%, depending on the specific parameters used to generate the variogram; however, the nugget effect is not actually used in the ID5 calculation. The sample search parameters and database used for estimation remained the same as for the Minefinders ID5 block model. Table 1-11 compares the global resource generated by the OK model with the global resource generated by the ID5 model. The models are unclassified with respect to measured, indicated, and inferred categories and neither model included grades estimated in waste-coded blocks.

Table 1–11

Comparison of Unclassified Mineral Resources between Minefinders ID5 Model and Roscoe Postle Associates Ordinary Kriging Model for the Dolores Project

Note: High and Low Grade Zones Tabulated

At a cutoff grade of 0.30 g/t AuEq, the OK block model has 5.7 percent more tonnes than the ID5 block model. The gold grade in the OK model is 6.5 percent lower while the silver grade is 6.1 percent lower. The global contained gold ounces for combined measured, indicated, and inferred mineral resources is 1.2 percent lower for the OK model while the silver grade is 0.7 percent lower. RPA considers these differences to be reasonably close, especially for total contained metal.

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1.19.1.9	Mined-Out Volumes

Historic records indicate that 371,771 short tonnes (337,233 tonnes) of relatively high grade ore were mined from underground workings at Dolores during the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t gold and 563 g/t silver. Voids have been commonly encountered during exploration drilling and much of the mined volumes remain un-surveyed. In RPA’s technical report on the Dolores resources, they have the opinion that the mined volume constitutes a small tonnage relative to the overall resource and does not consider that a grade or tonnage deduction need be applied to the mineral resources. For resource reporting and mine planning purposes, no resources have been deducted from the estimated mineral resources.

1.19.1.10	Bulk Density

Minefinders uses an average density of 2.55 tonnes per cubic meter (t/m3) to convert rock volume into tonnage for all rock types with the exception of volcanic latite. The volcanic latite (lithology 40’s) was assigned a bulk density of 2.42. These values are based on 278 samples of latite, andesite, and other rock types.

1.19.1.11	Classification

Mineral resources for the Dolores property have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in NI 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

The criterion used to apply the resource classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. Cross-tagging has been permitted for resource classification, i.e.: high grade zone composites are permitted tag distance from data for low grade zone blocks and vice versa although composites are only allowed to estimate grade in zones that are tagged the same. Also, mineralized (>100 ppb Au) 5-meter surface rock chip sample intervals have been used to tag distance from data for near-surface mineralized blocks although surface samples were

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not used to estimate block grades. This reflects the continuity of mineralization to surface demonstrated by these samples.

1.19.1.12	Measured and Indicated Resources

Distance to the nearest composite is a principal criterion used for classification of the Mineral Resource estimate. The distance limits were derived from variography carried out in 2002 by Minefinders consultants.

For Dolores, blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 m from a composite, while Inferred blocks are between 35 and 90 m for the nearest composite. These distances were derived from the variography discussed above. Surface samples were included in the database for the purpose of classification. The surface samples were not used in the grade interpolation but were used for the geologic interpretation and, as such, contribute to the local confidence of the estimate. In RPA’s opinion, the method used to classify Mineral Resources at Dolores is reasonable.

1.19.1.13	Inferred Resources

In order to allow for direct comparison to older resource estimates, the resource classification scheme for “inferred” ounces for the study remains the same. As noted above any blocks with the nearest composite between 35 and 90 m is classified as inferred.

1.19.1.14	Cutoff Grade

Minefinders preliminary economic analyses indicate that the internal cut-off grade for combined oxide, mixed, and sulfide ore types are 0.31 g/t AuEq. MnOx ore has a cut-off grade of 0.43 g/t AuEq; however this ore type comprises a small percentage of the deposit. For reporting purposes, mineral resources have been stated using a 0.30 g/t AuEq cutoff grade.

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1.19.1.15	Mineral Resources Report

The mineral resources for the Dolores Project, as completed by RPA, are tabulated in Tables 1-12 through 1-15 for measured, indicated, measured and indicated, and inferred resources, respectively. RPA states that in its opinion, the Dolores 2004 resource model meets definitions of Measured, Indicated, and Inferred mineral resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM Council on August 20, 2000.

The mineral resources for the Dolores Project as tabulated by Minefinders are shown in Tables 1-16 to 1-19 and are a direct comparison to Tables 1-12 through 1-15.

Table 1-12
Dolores Project October 2004 Block Model
Measured Resources, RPA Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5	2,284	6.17	453,000	241.1	17,731,000
4	3,243	5.12	534,000	210.7	22,002,000
3	5,195	3.97	664,000	169.9	28,420,000
2	9,853	2.79	885,000	123.3	39,118,000
1.5	14,808	2.19	1,044,000	100.3	47,824,000
1	22,238	1.70	1,217,000	79.6	56,998,000
0.9	24,198	1.61	1,254,000	75.5	58,827,000
0.8	26,639	1.51	1,295,000	71.1	60,987,000
0.7	29,639	1.40	1,336,000	66.3	63,275,000
0.6	33,639	1.27	1,375,000	60.9	65,965,000
0.5	38,914	1.14	1,428,000	55.1	69,041,000
0.4	45,899	1.01	1,492,000	49.0	72,419,000
0.3	53,413	0.89	1,530,000	43.7	75,159,000

Note: High and Low Grade Zones Tabulated

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Table 1-13
Dolores Project October 2004 Block Model
Indicated Resources, RPA Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5	1,459	5.89	276,000	211.0	9,912,000
4	2,215	4.80	342,000	183.9	13,116,000
3	3,863	3.64	452,000	148.6	18,484,000
2	7,813	2.54	639,000	110.2	27,723,000
1.5	11,967	2.01	774,000	90.6	34,911,000
1	17,225	1.62	898,000	74.4	41,265,000
0.9	18,531	1.55	924,000	71.2	42,484,000
0.8	20,201	1.46	949,000	67.4	43,841,000
0.7	22,704	1.35	986,000	62.5	45,691,000
0.6	26,443	1.21	1,030,000	56.4	48,022,000
0.5	31,892	1.06	1,088,000	49.7	51,038,000
0.4	39,373	0.91	1,153,000	43.0	54,515,000
0.3	47,652	0.78	1,196,000	37.5	57,539,000

Note: High and Low Grade Zones Tabulated

Table 1-14
Dolores Project October 2004 Block Model
Measured + Indicated, RPA Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5.0	3,743	6.06	729,000	229.4	27,643,000
4.0	5,458	4.99	876,000	199.8	35,118,000
3.0	9,058	3.83	1,116,000	160.8	46,904,000
2.0	17,666	2.68	1,524,000	117.5	66,841,000
1.5	26,775	2.11	1,818,000	96.0	82,735,000
1.0	39,463	1.67	2,115,000	77.3	98,263,000
0.9	42,729	1.58	2,178,000	73.6	101,311,000
0.8	46,840	1.49	2,244,000	69.5	104,828,000
0.7	52,343	1.38	2,322,000	64.7	108,966,000
0.6	60,082	1.24	2,405,000	58.9	113,987,000
0.5	70,806	1.10	2,516,000	52.7	120,079,000
0.4	85,272	0.96	2,645,000	46.2	126,934,000
0.3	101,065	0.84	2,726,000	40.8	132,698,000

Note: High and Low Grade Zones Tabulated

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Table 1-15
Dolores Project October 2004 Block Model
Inferred Resources, RPA Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5	721	7.41	172,000	140.6	3,264,000
4	998	6.16	197,000	133.2	4,280,000
3	1,589	4.70	240,000	117.7	6,022,000
2	3,303	3.11	330,000	86.2	9,167,000
1.5	5,364	2.37	409,000	69.1	11,935,000
1	8,724	1.76	494,000	55.3	15,534,000
0.9	9,643	1.64	509,000	52.7	16,363,000
0.8	10,710	1.53	527,000	50.0	17,243,000
0.7	12,282	1.39	549,000	46.3	18,310,000
0.6	14,665	1.23	580,000	41.7	19,691,000
0.5	17,908	1.07	617,000	37.2	21,450,000
0.4	22,223	0.91	651,000	32.6	23,327,000
0.3	28,089	0.77	696,000	28.0	25,325,000

Note: High and Low Grade Zones Tabulated

Table 1-16
Dolores Project October 2004 Block Model
Measured Resources, MFL Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5	2,264	6.15	448,029	242.1	17,626,045
4	3,217	5.10	527,638	211.5	21,871,160
3	5,153	3.96	656,340	170.4	28,233,368
2	9,758	2.79	874,661	123.7	38,793,125
1.5	14,647	2.19	1,032,776	100.6	47,370,868
1	22,008	1.70	1,203,001	79.8	56,460,305
0.9	23,943	1.61	1,237,915	75.7	58,264,990
0.8	26,357	1.51	1,275,980	71.2	60,351,271
0.7	29,326	1.40	1,316,815	66.4	62,637,946
0.6	33,280	1.27	1,363,551	61.0	65,298,374
0.5	38,488	1.14	1,415,008	55.2	68,309,271
0.4	45,396	1.01	1,470,955	49.1	71,594,242
0.3	52,804	0.89	1,518,157	43.8	74,308,195

Note: High and Low Grade Zones Tabulated

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Table 1-17
Dolores Project October 2004 Block Model
Indicated Resources, MFL Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5	1,454	5.90	275,761	210.5	9,840,316
4	2,205	4.81	340,829	183.6	13,016,996
3	3,835	3.65	450,199	148.5	18,305,716
2	7,747	2.54	633,297	110.1	27,430,555
1.5	11,854	2.02	768,033	90.6	34,516,995
1	17,074	1.63	892,479	74.3	40,812,460
0.9	18,368	1.55	915,898	71.1	42,016,190
0.8	20,017	1.47	943,229	67.3	43,338,080
0.7	22,497	1.35	978,803	62.4	45,128,430
0.6	26,206	1.22	1,024,401	56.4	47,479,141
0.5	31,614	1.06	1,079,401	49.7	50,490,397
0.4	39,034	0.91	1,140,760	43.0	53,918,395
0.3	47,214	0.79	1,193,480	37.5	56,857,816

Note: High and Low Grade Zones Tabulated

Table 1-18
Dolores Project October 2004 Block Model
Measured + Indicated, MFL Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5.0	3,719	6.05	723,790	229.7	27,466,361
4.0	5,422	4.98	868,467	200.1	34,888,156
3.0	8,988	3.83	1,106,538	161.1	46,539,084
2.0	17,505	2.68	1,507,958	117.7	66,223,680
1.5	26,501	2.11	1,800,809	96.1	81,887,863
1.0	39,083	1.67	2,095,480	77.4	97,272,765
0.9	42,311	1.58	2,153,813	73.7	100,281,180
0.8	46,375	1.49	2,219,209	69.5	103,689,351
0.7	51,824	1.38	2,295,617	64.7	107,766,376
0.6	59,486	1.25	2,387,952	59.0	112,777,515
0.5	70,102	1.11	2,494,409	52.7	118,799,668
0.4	84,430	0.96	2,611,715	46.2	125,512,637
0.3	100,018	0.84	2,711,637	40.8	131,166,010

Note: High and Low Grade Zones Tabulated

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Table 1-19
Dolores Project October 2004 Block Model
Inferred Resources, MFL Model
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Ounces	Ag	Ounces
(g/t)		(g/t)		(g/t)
5	722	7.41	171,896	140.2	3,253,005
4	999	6.16	197,891	132.9	4,267,647
3	1,591	4.70	240,438	117.4	6,009,893
2	3,305	3.11	330,177	86.1	9,148,698
1.5	5,367	2.37	408,987	69.0	11,904,613
1	8,733	1.76	493,497	55.2	15,497,892
0.9	9,652	1.65	510,614	52.6	16,315,807
0.8	10,719	1.53	527,965	49.9	17,198,355
0.7	12,288	1.40	551,350	46.2	18,266,964
0.6	14,677	1.23	582,642	41.6	19,643,623
0.5	17,913	1.07	616,168	37.2	21,402,222
0.4	22,214	0.91	653,445	32.5	23,240,633
0.3	28,054	0.77	691,629	28.0	25,276,201

Note: High and Low Grade Zones Tabulated

1.19.2	Mineral Reserve Estimate

The proven and probable reserves for the Dolores deposit are contained within an engineered pit design based on a floating cone analysis of a diluted block model derived from the resource block model. A net of process value is calculated for each block within the diluted block model to account for the variable metallurgical recovery and process cost by ore type. The ore processing approach is a tertiary crushed, heap leach to recover the silver and gold. Different recoveries are assigned to the oxide, mixed, sulfide and high manganese ore types. The gold equivalent, net of process cutoff for the various ore types (using $375/oz gold, $5.75/oz silver) is shown in Table 1-20 below.

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Table 1-20

Gold Equivalent, Net of Process Cutoff, for Various Ore Types

The calculation of this gold equivalent cutoff grade includes process recoveries, process costs, and all post property costs and recoveries. Mining and G&A costs are not included.

The block size in the resource model is 3m x 10m in plan and 5m vertical. The 3m width (across the strike of the deposit) is too narrow for the selectivity of the selected mining equipment needed to accomplish the proposed production schedule. The 3m x10m x 5m blocks were combined to create a block model with 6m x 10m x 10m blocks (4 blocks in the resource model were combined to form 1 block in the diluted block model for mining). A further restriction applied; when determining the ore – waste boundaries in the model, there had to be a minimum of two adjacent blocks (across strike) that are either ore or waste. This generates a mine model that has a minimum selective unit of 12m by 10m by 10m in size. A description of how the variables within the block model were combined is included in Section 4 of the feasibility study report.

The resource model as described in previous sections did not have grade interpolated into the ‘waste’ zones. Once the decision was made to reblock the resource model, grade was interpolated into the ‘waste’ zones in order to assign lower grades (versus zero grade) to the surrounding blocks which might then be incorporated into the mine model as dilution. Minefinders calculated gold and silver grade into the ‘waste’ blocks using the same parameters as used to calculate grade for ‘high-grade’ and ‘low-grade’ blocks. Only ‘waste’ composites were used for estimation of grade into ‘waste’ blocks. Distance criteria for classification of measured, indicated, and inferred resources were based on the distance from the closest ‘low-grade’ or ‘high-grade’ zone composite. The grade estimate in the ‘high-grade’ and ‘low-grade’ blocks was not changed from the audited resource. The waste-coded measured and indicated increment of the mineral resource estimate remains un-audited.

Table 1-21 outlines the impact to the resource model of adding grade into the ‘waste’ zones. For the global measured and indicated resource, the

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tonnage increased by 6.5%; gold and silver ounces increased 2.3% at the 0.3 gram per tonne cutoff.

Table 1-21
Dolores Project October 2004 Block Model
"Waste" Addition to Measured and Indicated Resources
Cutoff	TONNAGE	Grade	Gold	Grade	Silver
AuEq	Ktonnes	Au	Au Ounces	Ag	Ag Ounces
(g/t)		(g/t)		(g/t)

5	34	5.271	5,770	61.459	67,271
4	41	5.030	6,619	61.640	81,116
3	46	4.767	6,976	62.442	91,387
2	74	3.393	8,025	69.955	165,470
1.5	105	2.662	9,014	66.230	224,244
1	212	1.682	11,449	50.839	346,088
0.9	265	1.460	12,418	46.236	393,270
0.8	428	1.145	15,742	34.972	480,876
0.7	589	0.946	17,933	32.048	607,339
0.6	842	0.778	21,057	28.285	765,339
0.5	1,360	0.607	26,532	23.622	1,033,250
0.4	2,534	0.442	36,001	19.363	1,577,563
0.3	6,588	0.291	61,743	13.977	2,960,675

RPA carried out a review of the resource model incorporating grade in the waste to ensure that all components of the Mineral Resource at Dolores have been subject to scrutiny prior to release of this Feasibility Study and Technical Report on the project. In RPA’s opinion, the grade estimate for the waste blocks at Dolores was carried out with less than ideal methodology and parameters. RPA noted that there are some deviations from best practice that in other circumstances could result in a significantly biased estimate. In this case, however, the potential for bias appears to have been mitigated by the volume of lower grade and zero assays residing in the database for the waste. In RPA’s opinion, the global block grade estimate is likely somewhat conservative. There appear to be local areas of smearing of higher grades. The volume of this material is quite low and in not likely to have had a significant effect on the pit shell or project economics.

In RPA’s opinion, the Mineral Resource estimate at Dolores is reasonable and suitable for use in economic evaluations and mine planning. However, RPA recommends that for future estimates the grade estimation procedures for the waste material be subject to a review and modified where deemed appropriate.

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A number of theoretical pit shell runs (floating cones) were calculated on the re-blocked model to evaluate the sensitivity of the results to the input parameters. The final pit is based on a mining cost of $0.66/t for ore and waste, $0.70/t ore for G&A costs, variable processing costs and recoveries, metal prices of $375/oz gold and $5.75/oz silver, and overall slope angles that varied from 50o for pit walls where no haul roads were anticipated to 45o for pit walls with roads.

The reserve summary shown on Table 1-22 is the sum of a mine production schedule using the proven and probable tonnages from the pit design. The pit reserve is tabulated from the mine model with dilution and thus internal waste blocks that will not be separated from the ore tonnage are included in the tabulation. The reserve tabulation is the sum of all model blocks marked for delivery to the heap leach (including the diluting waste blocks), thus no minimum cutoff value (either a net of process value or gold equivalent) is applied when tabulating all tonnage processed in the heap leach. As well, there are a few blocks above the applicable cutoff grade for each ore type that are single, isolated blocks which did not pass as ‘ore’ during the re-block process mentioned above and are tagged as ‘waste’ blocks. These blocks are not included in the reserve tabulation.

Table 1-22 Dolores Reserve Summary

		Grades
	Tonnage (x 1000)	Gold g/t	Silver g/t	Recoverable Gold g/t	Recoverable Silver g/t
PROVEN
Oxide	13,936	0.688	45.00	0.544	20.70
Mixed	19,170	0.808	40.85	0.638	21.04
Sulfide	13,389	0.905	35.69	0.566	22.95
High Mn	1,711	0.706	74.15	0.551	17.33
Total	48,206	0.797	41.80	0.588	21.34
PROBABLE
Oxide	8,434	0.630	44.97	0.497	20.68
Mixed	12,700	0.764	39.67	0.604	20.43
Sulfide	8,561	0.777	32.57	0.482	20.65
High Mn	777	0.693	77.12	0.540	17.31
Total	30,472	0.729	40.10	0.538	20.48
PROVEN + PROBABLE
Oxide	22,370	0.666	44.98	0.526	20.69
Mixed	31,870	0.790	40.38	0.624	20.80
Sulfide	21,950	0.855	34.47	0.533	22.05
High Mn	2,488	0.702	75.08	0.547	17.32
Total	78,678	0.770	41.14	0.569	21.01

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1.20	OTHER RELEVANT DATA AND INFORMATION

To the best of the Author’s knowledge, all relevant data and information has been addressed elsewhere in this report.

1.21	INTERPRETATION AND CONCLUSIONS

The results of the feasibility study for the Dolores project indicate that the project is technically feasible, has some opportunities for further optimization, and can be constructed and operated in an environmentally sound manner. The pretax economic evaluation shows an NPV of $181,600,872 with an IRR of 13.5% and a payback period of 5.5 years. It is recommended that MFL complete a detailed after tax evaluation based on their corporate tax position and strategies to confirm that the project meets their economic criteria.

Continued development work to confirm increased reserves or improved grades could improve the project economics.

Some potential exists to reduce initial capital and operating costs further by the use of used equipment, leasing of the mining fleet, reducing the size of the shop/office complex, optimizing the crusher layout, and re-evaluating the staffing requirements.

The bottle neck for the process flowsheet, as defined in the feasibility study, is the fine crushing circuit.

Costs associated with the access road are included in the capital cost estimate; however, some costs have already been incurred by MFL and can be considered sunk.

1.22	RECOMMENDATIONS

The following recommendations are made for consideration by MFL as the project proceeds into the next phase of engineering. A detailed list of recommendations addressing geotechnical, hydrologic, and geochemical investigations are included in Section 10 of the Golder Associates Inc. report included in Appendix B of the Dolores Feasibility Study Report.

•	Detailed field investigation and testing to confirm geotechnical design parameters for the VFLF, Chabacan Reservoir, and process facilities.
•	Additional drilling in the pit area to refine the pit slope design.
•	Field investigation to confirm quantity and quality of aggregate and potential clay borrow source for construction.

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•	Continue collection of ground water information during future RC drilling. Core holes should be left open for additional hydraulic testing.
•	A drilling program should be completed to install a series of monitoring wells to establish a baseline of water quality conditions.
•	Establish a program to determine the annual and long term flow characteristics of the Tutuaca River, determine subsurface flows, and select the appropriate location for the water collection facility.
•

Additional geochemical testing of rock types that will be exposed in the final pit wall and for material placed in waste stockpiles as well as additional collection of surface water samples up gradient and down gradient of the pit. This will provide more accurate estimates of the quantity and quality of discharge water during operations and at closure.

•	Evaluate a fourth stage of crushing and improved metal recoveries on the project economics.
•

Column tests at planned operating parameters (cyanide concentration, solution application rate, etc.) to confirm recovery, recovery rate, and reagent consumption. In addition, the column tests should be done on samples that have oxidation states isolated, i.e., oxide, mixed, sulfide.

•	Investigate plant optimization including the possibility of using Sandvik Crushers in place of Metso Crushers.
•	Review grade estimation procedures for the waste material and modify as necessary on future estimates in accordance with RPA recommendations.
•	Complete a detailed after tax economic evaluation based on current corporate tax position and strategies to confirm that the project meets MFL economic criteria.
•	Continue development work to identify increased resources or improved grades to improve the project economics.

1.23	REFERENCES

•	MLI, (July 2000), Report on Pulp Aglomeration Heap Leach Cyanidation Testing Phase – Dolores Ore Zone Leach Grade and High Grade Core Composites, MLI Job No. 2586.
•	Golder Associates, Tucson, AZ, (May 2005), Summary Report for Geotechnical and Geo-Environmental Supporting Studies, Volume 1 and 2.
•	Golder Associates, Reno, NV, (November 2004), Report on Feasibility Level Pit Slope Design Study, Dolores Project, Chihuahua, Mexico.

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•	Hazen Research, Inc., Golder, CO, (September 1997), Mineralogical Characterization of Dolores Gold Ores.
•	McClelland Laboratories Inc., (November 2004), Report on Metallurgical Testing – Dolores Drill Core Samples.
•	McClelland Laboratories Inc., (November 2004), Estimating Commercial Heap Leach Cyanide Consumption – Dolores Project.
•	Metso Minerals, Minerals Research & Test Center, (May 2004), Paddle Abrasion Results, Chemical Analysis Results, & Impact Crushability Results.
•	Minefinders Corporation, Ltd., (September 29, 2004), Further Manganese Analysis – Dolores Memo
•	Pincock, Allen & Holt, (December 2002), Audit of Resources at the Dolores Gold-Silver Project, Chihuahua, Mexico, NI 43-101 Report.
•	Pocock Industrial, Inc., (September 2004), Flocculant Screening, Gravity Sedimentation, Pulp Rheology, Vacuum and Pressure Filtration Studies Conducted for McClelland Laboratories, Inc.
•	Roscoe Postle Associates, Inc., (November 2004), Technical Report on the Mineral Resources Estimate for The Dolores Property, Mexico – NI 43-101 Report.
•	SGS Lakefield Research Limited, (November 2004), An Investigation into The Recovery of Gold and Silver From Dolores Project Samples.
•	SGS Lakefield Research Limited, (March 24, 2005), Waste Rock 20 week Humidity Cell Interim Report.
•	Russel M. Honea Consulting Geologist, (May 1997), Polished Section Examination of Dolores Cuttings Composites – Project No. 2430.
•	Schurer & Fuchs, (June 1997), Petrography & Ore Microscopy of Seven Drill Core Samples, Dolores Project, Chihuahua, Mexico (Draft).
•	MLI, (December 1998), Preliminary Agitated Cyanidation Tests – Dolores Cuttings and Dolores Core Composites, MLI job No. 2586.
•	MLI, (March 1999), Report on Column Percolation Leach Tests Conducted at Colorado Minerals Research Institute - Dolores Drill Core Composites, MLI Job No. 2647.

1.24	DATE

The effective date of this Technical Report is June 8, 2005.

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1.25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

1.25.1	Mine Operations

The Dolores mine plan will provide ore to a crushing plant at the rate of 9 million tonnes per year. The ore will be crushed and loaded into trucks for placement on the heap at an average rate of 25,000 tonnes per day (tpd). Table 1-23 shows the mine production schedule. The mine plan has approximately nine years of commercial production after the pre-production period. The peak total material movement is 42 million tonnes per year or about 119,000 tpd (assuming 354 operating days per year). The operating waste to ore ratio during the years of peak production (yrs 2 through 6) is 3.67. The life of mine waste to ore ratio is 3.3.

Table 1-23 Mine Production Schedule

	ORE							WASTE KT	TOTAL KT
Year	KT	Gold assay (g/t)	Silver assay (g/t)	Recoverable Gold (g/t)	Recoverable Silver (g/t)	Recoverable Ounces x 1000 (1)
						Gold	Silver
PP	305.464		13.76	.347	6.75	3.4	66.2	4,695	5,000
1	7,000.887		29.08	.648	15.19	145.8	3,419.3	35,000	42,000
2	9,000.823		50.48	.628	24.01	181.7	6,946.3	33,000	42,000
3	9,000.596		55.41	.458	26.13	132.6	7,562.3	33,000	42,000
4	9,000.539		58.36	.413	27.22	119.4	7,877.3	33,000	42,000
5	9,000.631		43.74	.471	22.28	136.3	6,445.7	33,000	42,000
6	9,000.720		47.16	.529	26.08	153.0	7,547.4	33,000	42,000
7	9,000.881		31.47	.641	17.77	185.4	5,142.1	25,300	34,300
8	9,000.787		22.01	.561	12.05	162.3	3,488.0	12,726	21,726
9	8,373	1.131	30.00	.812	17.25	218.6	4,643.1	17,318	25,691

Total	78,678.770		41.14	.569	21.01	1,438.5	53,137.7	260,039	338,717

1) The recoverable ounces of metal equals the ore tonnage times average recoverable grade. These ounces may not be realized in the year shown due to the delay of the extraction schedule.

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Table 1-24 shows the mine design and operating parameters. It is assumed that the mine will operate on two 12 hour shifts per day, 7 days per week and 354 days per year (allowing for Federal holidays and weather delays). Four crews on rotation will work in the mine.

Table 1-24 Mine Design and Operating Parameters

Pit Design Parameters
Interramp Slope Angle	50[o]
Haul Road Design	30m width (20m at pit bottom, 10% maximum grade
Dump Design	Angle of repose in lifts, dozed to 2.5:1 for final reclamation

Operating Schedule
Available Days per Year	d	365
Available Shifts per Day	shifts / d	2
Available Shifts per Year	shifts / yr	730
Scheduled Operating Days / Year	d	354
Scheduled Operating Shifts / Year	shifts	708

Shift Duration	hrs	12
Available Time per Shift	min	720
Lunch & Breaks Duration	min	60
Equipment Inspection Duration	min	10
Shift Change & Blasting Duration	min	10
Fuel, Lube, & Service Duration	min	10
Operating Delays per Operating Hour	min / op hr	15
Operating Delays per Shift	Min / shift	157
Effective Minutes per Shift	min	473

Material Characteristics
Majority Rock Types, Ore and Waste
Material – In Place Density	Kg / bcm	2,550
Swell % for equipment calculations	%	40.0%
Swell Factor	*	0.714
Material Bulk Density, Dry	Kg / lcm	1,821
Moisture Content	%	4.0%

Volcanic Latite Rock Type, Ore and Waste
Material – In Place Density	Kg / bcm	2,420
Swell % for equipment calculations	%	40.0%
Swell Factor	*	0.714
Material Bulk Density, Dry	Kg / lcm	1,728
Moisture Content	%	4.0%

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1.25.1.1	Equipment Selection and Requirements

The mining equipment is sized to accommodate the mine plan at a maximum mine production rate of 42 million tonnes per year or 119,000 tpd (assuming 354 operating days per year) over the nine year mine life. The mine equipment fleet will also haul the crushed ore from the crusher discharge point to the stacking area on the heap. Dozers will prepare the heap for leaching. The mine auxiliary equipment will be responsible for maintaining the main access road to the property.

For the purpose of capacity and cost calculations, it has been assumed that the major mining equipment will be the equivalent of Hitachi EX 3600 hydraulic shovels, a Caterpillar 994F loader, Ingersoll Rand DML blasthole drills and Caterpillar 789C haul trucks. Support equipment includes track dozers, rubber tire dozers, excavator and graders along with smaller equipment for maintenance and other support activities.

The ore will be drill and blasted using 17.2 cm diameter holes with the spacing between holes of 4.90 m, and the waste will be blasted with a 25.1 cm holes using a spacing of 6.3m. Ammonium nitrate mixed with fuel oil (ANFO) will be used for all blasting with a powder factor of 0.21 kg/tonne.

The mining equipment requirements have been determined based on the operating schedule and shift duration shown on Table 1-24. Table 1-25 lists the mining and support equipment that has been selected, sized and evaluated for this plan. A detail list of mining equipment requirements by year is included in Section 4 of the feasibility study report. Table 1-26 shows the mobile support equipment for the plant and heap leach.

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Table 1-25 Mine Major and Support Equipment Selection

Equipment	Initial No. Required	Maximum Required	General Specification

Blasthole Drill	2	3	IR DML, Diesel, 60,000 lb, 17.2 cm – 25.1 cm
Hydraulic Shovel	1	2	Hitachi EX3600, 21 cm
Wheel Loader	1	1	Cat 994F, 18 cu m, Rock Bucket
Haul Truck	9	19	Cat 789C, 105 lcu m, 189 t, End Dump
Track Dozer	3	3	Cat D10T, Univ Blade, Ripper
Wheel Dozer	1	1	Cat 834H
Motor Grader	2	2	Cat 16H, 4.88 m
Water Truck	2	2	Cat 777, 70,000 liter
Wheel Loader	1	1	Cat 988H
Haul Truck	1	1	Cat 773E, 35 cu m, 49 t, End Dump
Rock Drill	1	1	IR ECM590
Excavator	1	1	Cat 330CL, 2.4 cu m
Blasters Truck	1	1	Flatbed Truck, 2t
ANFO Truck	1	1	Bulk ANFO/Slurry, 16,000 kg
Compactor	1	1	Cat CS-433E Vibratory, 1.68 m
Fuel Truck	1	1	Fuel and Lube, 11,300 ltr
Motor Grader	1	1	Cat 140H, 3.66 m
Blashole Stemmer	1	1	Skid Steer Loader
Crane	1	1	Used, 100 t Lattice Boom
Crane	1	1	Used, 60 t Rough Terrain
Crane Truck	1	1	Sterling LT8500 Flatbed with 25 t Crane
Mechanics Truck	1	1	Peterbilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbilt 335 chassis, 7 t crane
Backhoe Loader	1	1	Cat 420D, 1 cu m
Tire Handler	1	1	Used 980G, FEL & Frk Lift, Tire Handler
Forklift	1	1	10,000 lb Shop Forklift
Forklift	1	1	10,000 lb Rough Terrain
Crew Bus	1	1	20 – 30 Passenger Bus
Pickup Trucks, Supervision & Eng.	8	8	Ford F250 4 wheel drive
Ambulance	1	1	Ford F250 chassis with Ambulance Body
Communications	1	1	Repeater and one radio per equipment unit
Light Plants	5	5	6 kw Generator, Metal Halide Lamp
Mine Dispatch System	1	1	Infrastructure and all major units tied in
Engineering Computers and Software	1	1	Engineering, Drafting, Plotting
Surveying Equipment	1	1	GPS Surveying System
Mine Maintenance Computers and Software	1	1	Inventory Control, Planning

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Table 1-26 Plant Support Equipment Selection

Equipment	Initial No. Required	Maximum No. Required	General Specification

Crane Truck	1	1	Sterling LT8500 Flatbed with 25 t Crane
Mechanics Truck	1	1	Peterbilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbilt 335 chassis, 7 t crane
Forklift	2	2	10,000 lb Shop Forklift
Pickup Trucks, Supervision & Eng.	17	17	Ford F250 4 wheel drive
Flat Bed Truck	1	1	1 ton Truck
Light Plants	1	1	6 kw Generator, Metal Halide Lamp
Man Lift	1	1	Telescoping Boom, 30 ft
Man Lift	1	1	Scissors Lift, 30 ft
Vacuum Truck	1	1	Diesel, 52,000 GVW, 12,500 liter tank

1.25.1.2	Mine Personnel

All personnel in the mine and mine maintenance departments will be Mexican nationals with the exception of an expatriate mine manager, mine trainer, maintenance trainer and maintenance planner during the period from pre-production through year 3.

The mine operations and maintenance manpower complement has been estimated based on a two 12 hour shifts per day, seven-on-seven-off, seven day per week operation for all unit operations. Supervision and engineering personnel are scheduled to work on an eight hour day, five days per week. The blasting crew are scheduled to work 10 hour days, four days per week.

A summary of the life of mine manpower schedule is shown in Table 1-27. The table does not include the expatriate staff through year 3.

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Table 1-27 Summary of Mine Manpower Requirements

Area	Year	-1	1	2	3	4	5	6	7	8	9
Supervision/Staff		18	18	18	22	18	18	18	18	18	18
Mine Eng./Geology		13	13	13	13	13	13	13	13	13	13
Mine Operations		75	108	116	111	113	109	123	116	86	115
Mine Maintenance		56	80	84	84	84	80	88	80	64	76
VS&A Allowance		13	19	20	20	20	19	21	20	15	19
Total – Mining		175	238	251	250	248	239	263	263	196	241
Ratio – Maint./Ops.		.75	.74	.72	.76	.74	.73	.72	.69	.74	.60

1.25.2	Recoverability

Gold and silver mineralization in Dolores ore have been shown to be amenable to conventional cyanide heap leaching technology through column leach tests conducted at McClelland Laboratories, Inc., (MLI) and Colorado Minerals Research Institute (CMRI). A total of 32 column leach tests exist for Dolores; 22 different composites have been tested in three different metallurgical campaigns. Results from a total of 168 bottle rolls were placed in a single database to help establish metallurgical variability throughout the deposit. Joint analysis of the column and bottle roll data predicted the heap leach recoveries for Dolores ore crushed to a P80 of 6.3 mm as shown in Table 1-28.

Table 1–28 Simplified Tertiary Crush (P80 6.3 mm)

Heap Leach Recoveries

Oxidation	Lithology	Gold Recovery, %	Silver Recovery, %
Oxide	All	79%	46.0%
Mixed	All	79%	51.5%
Sulfide, HG	All	65%	71.0%
Sulfide, LG	All	56%	55.0%
Manganese Oxide	Latite	78%	21.0%
Manganese Mixed	Latite	78%	31.5%

Note: Sulfide HG is defined as Au > 0.8 and/or Ag > 50 grams per tonne.

The table is presented as “simplified” since some recovery differences were noted by lithology. The designed pit contains 78,678,000 tonnes of ore; 61% of the ore tonnes are andesite, 31% of the ore tonnes are latite, the remainder is primarily diorite. The reader is referred to Volume II, Section 5 of this study for further discussion on the development of “simplified” recoveries versus a more rigorous approach by lithology.

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June 2005

MINEFINDERS CORPORATION LTD.
Dolores Feasibility Study	NI 43-101 Technical Report

Oxidation class was determined from oxide and pyrite variables as logged by geologists and interpolated into the 3-D block model. Bottle roll and column leach test composites were aligned into the same classification scheme to ensure oxidation classes were consistent from metallurgical testing to ore reserve definition from the 3-D block model.

As oxidation increases, pyrite content decreases. Gold recovery increases rapidly with the presence of low oxidation and flattens as the oxidation intensifies. Thus, oxide and mixed have similar gold recoveries, and sulfide has lower gold recoveries.

Silver recovery decreases almost linearly with increasing oxidation (decreasing pyrite content). Bottle rolls and column leach tests exhibit the same trend.

Oxide and mixed ores do not appear to exhibit a grade versus recovery relationship. In sulfide ores, it appears there is break in gold recovery at about 0.8 grams per tonne and a change in silver recovery at about 50 grams per tonne. Above these grade ranges, the data indicates relatively consistent recovery.

The presence of manganese oxide in latite depresses silver recovery. This was observed in both bottle rolls and column tests.

Independent Mining Consultants, Inc., (IMC) completed the mine plan and reserves summaries. IMC assigned gold and silver recovery to each block based upon the criteria as outlined in the above table. For presentation in the economic model and mine plan, the high grade (“HG”) and low grade (“LG”) Sulfide categories with their respective recovery values were combined into one ore type with an averaged recovery. The same methodology was utilized for manganese latites.

On a 100% CaO basis, lime required for pH control varied between 0.7 kg/tonne of ore for mixed and sulfide latites and 2.6 kg/tonne for oxide andesite. Oxide ore types require almost twice as much lime as mixed and sulfide ore types. Andesite requires about twice as much lime as latite. The weighted ore body average for commercially available 83% active CaO is 1.69 kg/tonne of ore.

Cyanide consumption is estimated at 0.4 kg per tonne of ore stacked. MLI addresses cyanide consumption in a November 30, 2004 memo “Estimating Commercial Heap Leach Cyanide Consumption”, included in Appendix B.

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MINEFINDERS CORPORATION LTD.
Dolores Feasibility Study	NI 43-101 Technical Report

Load permeability testing on P80 = 6.3 mm column residues, indicates excellent permeability. At a 100 meter stack height, tests indicate permeability values of 1.4 x 10-1 cm/sec to 9.6 x 10-2 cm/sec.

Abrasion indices were completed using paddle abrasion tests and following the Pennsylvania Abrasion Index methodology. The abrasion indices are dependent on lithology. Andesite material types are classed as “Acceptable” by Metso and the indices ranged from a low of 0.029 to a high of 0.248 with an average of 0.116. Latite material types are classed as “Abrasive” by Metso and the indices ranged from a low of 0.390 to a high of 0.867 with an average of 0.679. The weighted ore body average abrasion index is 0.336.

Crusher liner consumption is based upon the abrasion index and has been calculated using the standard abrasion index formula, taking into account appropriate liner scrap weights. Metso also provided their estimates of liner consumption using their in-house data base. The two methods were in close agreement.

Crushing work indices are considered favorable at 5.4 kWh/tonne for andesite and 7.6 kWh/tonne for latite. The ore body average work index is approximately 6.3 kWh/tonne.

1.25.3	Markets

The Dolores mine and processing facilities are expected to produce a high grade silver-gold doré in bars assaying approximately 97.5% silver and 2% gold which is readily marketable. An expression of interest has been received from Johnson Matthey Inc. of Salt Lake City, Utah to refine the doré and to purchase or return the refined metal under terms of their typical smelting contract. The terms are summarized below:

Quantity	Average of 6.6 million troy ounces of doré annually
Delivery	Transportation cost to Salt Lake City by MFL
Weighing Limits	Variance over 0.2% will be held pending agreement
Assaying	By corrected fire assay techniques

Splitting Limits	Gold-0.25 parts per thousand; Silver-2.5 parts per thousand
Refining Terms	Treatment Charge	$0.18 / oz net weight received
	Gold Return	99.75% of assayed contents
	Silver Return	99.75% of assayed contents
	Refining Charge	$0.50 / oz fine gold credit
Settlement	Based on mean of assays if within splitting limits

Credited to MFL account within 20 days of receipt

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Dolores Feasibility Study	NI 43-101 Technical Report

MFL may have representation at the refinery during receiving, weighing, and sampling of the doré bars. The samples taken at the refinery will be distributed to MFL and the refiner for analysis. If the difference between assays is within the splitting limits, the settlement will be based on the mean average of the assays. If outside the splitting limits, the final assays will be determined by an independent umpire laboratory.

1.25.4	Contracts

Minefinders has no material contracts in place associated with mining, concentrating, smelting, refining, transportation, handling, sales, hedging and forward sales associated with the Dolores Project.

1.25.5	Environmental Considerations

Minefinders plan to perform concurrent reclamation of the mine waste dumps by re-contouring the waste dump slopes to a 2.5:1 slope during normal operations. The cost for the mine dump reclamation is included in the mine operating costs. When the last leach period is completed, the ore heap will be allowed to drain down and solution quality will be monitored for compliance. Appropriate environmental action will be taken as solution quality during drain down is obtained. This could include rinsing, cyanide destruction, or microbial treatment to bring solutions into compliance. The pad will be “armored” with 0.5 meters of run of mine waste. Re-vegetation of the waste dumps and leach pad will be by applying seed bed preparation, seed, and fertilizer. An allowance of $1,500 / hectare has been included in the closure cost estimate for the re-vegetation cost. Other provisions for closure include pit area fencing, building and foundation demolition, an evapotranspiration cell (ET Cell), and ongoing monitoring.

There does not appear to be an acid rock drainage (ARD) issue with respect to waste rock disposal. The material was tested according to accepted industry practice and Mexican NOMs. Acid Base Accounting (ABA) showed that about 28% of the waste rock has a potential to generate acid with an ABA ratio of <1.2. A 20-week duration dynamic (humidity cell) test showed that only one of four composites made from ABA ratio <1.2 material generated a mildly acidic (pH = 5.8 leachate. That single composite represents only about 5.2 percent of waste material. The other three components made from ABA ratio <1.2 generated neutral or near neutral leachate. The four waste dumps have ABA ratios of 11.2, 24.3, 16.8, and 14.2 with a global average ABA ratio of 16.1.

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Dolores Feasibility Study	NI 43-101 Technical Report

Reclamation costs are estimated to be $8.0 million and are more than offset by the estimated salvage value of plant equipment at the end of the mine life of $8.7 million. Salvage values of 10% of the new equipment cost was allowed for the initial plant equipment and 20% of the new equipment acquired in year 6 and later.

A reclamation bond is currently not required for mining operations in Mexico. The Land Use Change Study permit application will address the remediation and reclamation parameters and will be part of the approved permit.

1.25.6	Taxes

Corporate Tax

Corporate tax rates in Mexico were reviewed by the government fiscal entity (Secretaria de Hacienda) in December 2004. Over the last 6 years, there has been a general trend of lowering the rates as shown below. This decreasing trend can be viewed as a project upside.

2002	35%
2003	34%
2004	33%
2005	30%
2006	29%
2007	28%

Minimum Asset Tax

Companies that do not pay corporate taxes and had revenues greater than 14.5 million Pesos in the previous fiscal year are subject to a 1.8% minimum asset tax. The tax rate is applied to working capital plus average fixed asset value during the fiscal year. The minimum asset tax does not apply to the Dolores project.

Importation Taxes (NAFTA)

In Mexico, importation tax rates are dependent on both the country of origin and on the technical specification of the goods. In general, goods imported for industrial purposes are subject to more favorable rates and goods made in either the United States or Canada are not subject to any importation taxes. The latter is due to the NAFTA agreement. Conveniently, almost all the capital equipment identified for the project is supplied from the United States or Mexico, with the exception of the Hitachi hydraulic shovels. This item would be subject to importation duties under the PITEX program described below.

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Dolores Feasibility Study	NI 43-101 Technical Report

Value Added Taxes (IVA)

The value added tax rate (IVA) in Mexico is 15% on all purchases of goods and services originating in country and possibly internationally. The monies accumulate to a tax credit account and are reimbursed periodically to the Owner against their Federal income tax liability. The income must be associated with the company’s operations. Reimbursements for the tax occur through the Secretaria de Hacienda and usually take about 45 days. The Dolores project has excluded the IVA tax in the capital cost and financial analysis.

Importation Duty (PITEX)

PITEX (Programa de Importacion Temporal para Producir Articulos de Exportacion) is a conditional Federal program that allows a permit or waiver to import items into Mexico without paying an import duty. In order to qualify for the program, all equipment subject to import duty would be imported on a temporary basis and exported at the end of the project life. Consumable items can also qualify for the program if the finished product from the facility is manufactured for export. If equipment is imported under the PITEX program, it will probably not qualify for immediate depreciation. A careful evaluation of the PITEX impact on the corporate tax structure by MFL is recommended.

The cost associated with administering the PITEX program through brokers, including incidental fees, can range from 2% to 3% of the equipment cost. The Dolores project assumed that the imported equipment and consumables would be exempt of import duties under the PITEX program, with the exception of the geosynthetic linings for the heap leach pad. It is assumed that the geosynthetics will not qualify for exemption since it can not be exported at the end of the project life. The capital cost estimate includes 2% for equipment and consumables to administer the PITEX program and includes 8% duties for the geosynthetics.

Mexican Diesel Fuel Tax Rebate (IEPS)

The Federal government provides a tax recovery system (IEPS) for a portion of the diesel fuel tax paid by select industries. The recovery is to encourage some industries with a tax credit for diesel fuel used off road. Industries selected for the rebate include mining, fishing, and agriculture, among others. The tax recovery percentage is set annually by the Federal Government and reviewed monthly. The rebate for the mining industry has traditionally been 35%; however, the refund varied monthly in 2004 and was 0% in November and December. It has reportedly returned to 35% in January and February 2005. It is believed that the reduction to 0% was an aberration in the mining industry and that the industry can expect to see the 35% rebate in the future.

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Dolores Feasibility Study	NI 43-101 Technical Report

Of the total price of diesel fuel, 60% is a federally imposed tax. The IEPS rebate, at 35%, would provide a rebate of 21% of the cost of diesel fuel (60% X 35%). The IEPS rebate is a credit applied against corporate income tax. There is some limited carry forward provisions for the IEPS rebate. The IEPS program does not apply to gasoline or propane.

The IEPS credit was not applied to the pre-tax financial analysis.

1.25.7	Capital and Operating Cost

1.25.7.1	Capital Cost

The estimate for the initial capital cost is summarized in Table 1-29 below.

Table 1-29 Capital Cost Summary by Area

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MINEFINDERS CORPORATION LTD.
Dolores Feasibility Study	NI 43-101 Technical Report

The accuracy of the estimate is plus 15% to minus 15% and is based on approximately 25% of the engineering completed. The costs are in second quarter 2005 US Dollars with no allowance for inflation or future expansions. Peso based costs were converted to US Dollars at the rate of 11.26 Pesos to the US Dollar.

1.25.7.2	Operating Cost

The operating costs are summarized in Table 1-30 below. The operating costs were developed for year 2 which is a typical year treating 9 million tonnes of ore per year. All costs are in second quarter 2005 US Dollars. Peso-based costs (primarily labor) were converted to US Dollars at the exchange rate of 11.26 Pesos to the US Dollar. Contingencies are excluded from the operating cost estimate.

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Dolores Feasibility Study	NI 43-101 Technical Report

1.25.8	Economic Analysis

The Dolores project was analyzed using a discounted cash flow approach based on 100 percent equity financing and costs in constant second quarter 2005 U.S. Dollars. No provisions were made to include escalation. The financial indicators examined for the project included the Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and Internal Rate of Return (IRR).

Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, and sales revenue. The life of mine is 9 years with some residual silver and gold production occurring in years 10 and 11, during the reclamation period. The full reclamation period extends into year 12.

Total life of mine capital expenditures are $200,532,791, which includes initial capital, sustaining capital, initial working capital, and a credit for the salvage value of equipment at the close of the project. Total cash costs over the life of mine are $504,070,600 and include operating costs, treatment charges, royalty costs, concession payments and property taxes. Total revenues from the sale of gold and silver over the life of mine are $893,985,000, based on $400 per troy ounce for gold and $6.00 per troy ounce for silver. Metal prices were based on a weighted average of 60% historical data and 40% future projections in accordance with NI 43-101 requirements.

The financial analysis was prepared on a pre-tax basis with sensitivities evaluated for the metal prices, capital cost, operating cost and metal production. A detailed after tax financial analysis was outside the M3 scope and will be prepared by MFL taking into account their tax position and strategies.

On a pre-tax basis, the project will generate an NPV (at 0 percent discount rate) of $181,600,872 with an IRR of 13.5% and a payback of 5.5 years. The project is most sensitive to metal prices followed by metal production, operating costs, and initial capital costs.

1.25.9	Payback

Based on the cash flow projections for the life of mine the payback of the initial capital investment can be realized in 5.5 years.

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MINEFINDERS CORPORATION LTD.
Dolores Feasibility Study	NI 43-101 Technical Report

1.25.10	Mine Life

Mining will occur for a period of 9 years, excluding the pre-production period, based on the proven and probable reserved identified at present and the selected production rate.

1.26	ILLUSTRATIONS

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MINEFINDERS CORPORATION LTD.
Dolores Feasibility Study	NI 43-101 Technical Report

FIGURE 1-1 DOLORES SITE MEXICO

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Dolores Feasibility Study	NI 43-101 Technical Report

FIGURE 1-2 DOLORES SITE CHIHUAHUA

U. S. A.
El Paso
Archaeological Site
Railway
Palomas
Cd. Juárez
2
Agua Prieta
45
Janos
N
Rio Bravo
Nuevo Casas
Grandes
Casas Grandes
Paquimé
10
Valley of
the Caves
Mata Ortiz
U. S. A.
Ricardo
Flores Magón
SONORA
Ojinaga
Coyame
Rio Grande
16
Madero
DOLORES
SITE
Cumbres de Majalca
National Park
CHIHUAHUA
16
A. López
Mateos
Aquiles Serdán
Basaseachic
Cuauhtémoc
Cd. Delicias
Basaseachic
Falls
COAHUILA
Naica
24
Creel
Camargo
Barrancas
45
Copper Canyon
Region
Urique
Hidalgo del
Parral
Jiménez
Batopilas
Sierra Madre Occidental
Zona de
Silencio
Los Mochis
Guadalupe
y Calvo
SINALOA
DURANGO
Durango
Gomez Palacio
& Torreón

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Dolores Feasibility Study	NI 43-101 Technical Report

FIGURE 1-3 MINING CONCESSIONS

DOLORES

SILVIA
SAN JUDAS TADEO
AMP. REAL CANANEA
AMP. REAL CANANEA UNO
SILVIA
REAL CANANEA UNO
ALMA DE MARIA
REAL CANANEA
TOWN SITE
CAMP
JUAN LUIS RANCH
AMP. REAL CANANEA DOS
DOLORES
SCALE IN METERS

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MINEFINDERS CORPORATION LTD.
Dolores Feasibility Study	NI 43-101 Technical Report

Figure 1-4 Dolores Site & Ejido Boundaries

DOLORES
SITE
DOLORES
POWERLINE
DOLORES
ACCESS
ROAD

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Dolores Feasibility Study	NI 43-101 Technical Report

Figure 1-5 Ejido Communal Land and Private Ranches

Ejidatario Ranch Minefinders (Reached Negotiated Agreement)

Ejido Common Minefinders (Temporary Occupational Agreement)

EJIDATARIO RANCH
EJIDATARIO RANCH
MINEFINDERS
EJIDATARIO RANCH
UNDER NEGOTIATION
EJIDATARIO RANCH
UNDER NEGOTIATION
EJIDATARIO RANCH
MINEFINDERS
EJIDO COMMON
MINEFINDERS
EJIDATARIO RANCH
UNDER NEGOTIATION
EJIDATARIO RANCH
MINEFINDERS
EJIDATARIO RANCH
UNDER NEGOTIATION
EJIDATARIO RANCH
UNDER NEGOTIATION
EJIDATARIO RANCH
UNDER NEGOTIATION
EJIDATARIO RANCH
UNDER NEGOTIATION

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Dolores Feasibility Study	NI 43-101 Technical Report

FIGURE 1-6 PIT CONFIGURATION END OF YEAR 6

North Dump
1615
1545
1535
CHUBACAN DAM
Dam
LAND BRIDGE
CHUBACAN ARROYO
Primary
Crusher
1375
1260
West Dump
1718

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FIGURE 1-7 REGIONAL GEOLOGY

PART OF THE SIERRA MADRE OCCIDENTAL

N
Kilometres
0 5 10
29°30'
108°30'
108°00'
29°00'
SONORA
GUAYNOPA
PRESON DEL TORO
P. DEL TORO
LAS VARAS
NICOLAS BRAVO
NUEVA MADERA
MADERA
TRES OJITOS
LA CONCHA
TEMOSACHIC
DOLORES
HUIZOPA
DOLORES PROJECT
LEGEND
Quaternary
Qal Alluvial Deposits
TQb Basalt & interbedded sediments
Tsc Tectonic deposits
Tertiary
Tmv Rhyolite & Dacites
Tiv Volcanics & Volcaniclastics
Tigi Intrusive granitic rocks
Cretaceous
Kim Calcareous Marine Sediments Chihuahua Group
Kiv Andesitic volcanic / sedimentary sequence
Geological Contact
Normal Fault
Fracture Zone
Mine / Showing
Road
Secondary Road
Railway
Creek / River
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Regional Geology
Roscoe Postle Associates Inc., Nov. 2004

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FIGURE 1-8 STRATIGRAPHIC COLUMN

Baucarit
Upper Volcanic Series
Lower Volcanic Series
DISCONFORMITY
UNCONFORMITY
~1 m.y.
~5 m.y.
~22 m.y.
~27 m.y.
~35 m.y.
~46 m.y.
Baucarit Formation:
Conglomeratic Basin Fill material with Basalt flow interbeds
Basalt Flows
intercalated with felsic ash and tuff
Upper Volcanic Series:
Felsic Volcaniclastics & Flows: Latitic to Rhyolitic Ignimbrites, Variable from welded to non-welded
Lower Volcanic Series:
Non-welded Latite Tuff Breccias & Flows
Andesitic Volcanics
Latite Intrusive
Dikes Sills & Domes
Andesite Porphyry Intrusive
Primarily Dikes
Gradational contacts with Latite Intrusive
Diorite Intrusive
m.y. = million years
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Stratigraphic Column
Roscoe Postle Associates Inc., Nov. 2004

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FIGURE 1-9 PROPERTY GEOLOGY

N
LEGEND
PRIMARY LITHOLOGY
Post-Mineral Volcanics
Latite Pyroclastics
Breccia Pipe
Latite Intrusives
Diorite Intrusive
Andesite Volcanics
ALTERATION TYPES
Brecciation
Silicification
Argylization
AREA OF MAIN DRILLING
0
500m

Minefinders Corporation Ltd.

Dolores Project

MEXICO

Property Geology

Figure 1-8

Roscoe Postle Associates Inc., Nov. 2004

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FIGURE 1-10 SCHEMATIC SECTION LOOKING TOWARD N30°W

Schematic Section Looking N30W
Au Ag Hg Sb As Pb Zn Cu
1700
1600
1500
1400
1300
1200
1100
1000
Elevation (m)
Lower Sequence: Latite Tuff & Volcaniclastics
Lower Sequence: Andesite Volcanics w/ Latite Dikes
Data to approx 1000 meters depth. There is some variability of system depth along strike.
Bonanza Grade Feeders Up to 200 g/t Au, 5 kg/t Ag
Disseminated & Stockwork Zone: Up to 5 g/t Au, 100 g/t Ag
Hydrothermal breccias & Stockwork Up to 70 g/t Au, 1 kg/t Ag

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FIGURE 1-11 DOLORES MINERALIZATION

A
Felsic Volcaniclastics
Andesite
1. Formation of NNW Trending Faults and associated block movement of Felsic andAndesitic volcanics of lower sequence
2. Latite intrusion with limited extrusive block flows at surface.
B
Latite Dome
Latite Intrusives
3. Deposition of additional felsic volcaniclastics
4. Continued Intrusion of Latite dikes & sills.
5. Doming of existing volcanics.
C
Andesite
6. Au-Ag mineralization occurs.
D
Upper Volcanic Sequence Primarily Felsic Volcaniclastics
Unconformity
Latite Dome
NNW Trending Faults & Dikes
Felsic Volcaniclastics
Mineralization
Lower Volcanic Sequence
Andesites

Looking Toward N30°W

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Dolores Feasibility Study	NI 43-101 Technical Report

FIGURE 1-12 SURFACE MINERALIZATION

Explanation
Surface Mineralization
Drill Collar & Trace
Dome Outline
2004 Resource Area
Norte Target
North Dome
Au-Ag Surface Mineralization
4 km Strike Length
N
Resource Area
Vent Breccia
Central Dome
West Flank Target
East Dike Target
La Bohemia Mine
Southwest Extension
Sur Zone Target
500 meters

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Dolores Feasibility Study	NI 43-101 Technical Report

FIGURE 1-13 DRILL HOLE LOCATIONS

Minefinders Corporation Ltd.
Dolores Project
MEXICO
Drill Hole Locations
Roscoe Postle Associates Inc., Nov. 2004
N
0
250m
53500.00 Y
53000.00 Y
52500.00 Y
52000.00 Y
51500.00 Y
49500.00 X
50000.00 X
50500.00 X
51000.00 X

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FIGURE 1-14 MINERALIZATION AT DEPTH

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APPENDIX A

PROFESSIONAL QUALIFICATIONS

M3-PN02268.01	M3 Engineering & Technology Corporation
June 2005

CONRAD E. HUSS, P.E.
Engineering Manager

EDUCATION	Ph.D., Engineering Mechanics, University of Arizona M.S., Engineering Mechanics, University of Arizona B.A., English, University of Illinois B.S., Mathematics, University of Illinois
REGISTRATION	Civil and Structural Engineer - Arizona Professional Engineer - California, Idaho, Maine, Minnesota, Montana, New Mexico, Oklahoma, Oregon, Texas, Utah, Washington, Wyoming
EXPERIENCE	Forty (40) years of design in industrial, municipal, commercial projects, including material handling, reclamation, water treatment, base metal and precious metal process plants, industrial minerals, smelters, chemical plants, special structures and audits. Career highlights include twenty-five years of design/construct experience, plant startups in South America and Mexico, oceanography/surveying in Alaska and Hawaii, and six years of university teaching.

PROJECT EXPERIENCE

- M3 Engineering & Technology, Project and Engineering Manager (19 Years)
  - Global Alumina – Republic of Guinea 43-101 Study
  - Pan American, Alamo Dorado 43-101 Study – Mexico
  - Pan American Manantial Espejo Silver/Gold - Argentina
  - Phelps Dodge Bagdad Primary Crusher Relocation – Arizona
  - Refugio Reopening - Chile
  - Climax Molybdenum Moly Metal Plant - Arizona
  - Phelps Dodge Safford CASC Design - Arizona
  - Phelps Dodge Safford Copper Leach - Arizona
  - CEMEX Victorville Clinker Hall - California
  - Western Silver Peñasquito Scoping, 43-101 Study and Feasibility Studies – Zacatecas, Mexico
  - Piedras Verdes Copper Leach 43-101 Study - Mexico
  - AVESTOR Lithium Vanadium Polymer Battery Plant with Laboratories – Nevada
  - Kennecott Utah Lime Plant Feasibility Study - Utah
  - Phelps Dodge Arizona Closure/Closeout Plans at 7 properties - Arizona
  - Alamos Gold Mulatos Prefeasibility - Mexico
  - Teck Cominco Glamis Gold Feasibility - Mexico
  - Kennecott Rawhide conceptual Closeout Plan for Leach Pile - Nevada
  - Phelps Dodge El Abra Structural and Material Handling Audit - Chile
  - Kennecott Utah Bid Call for Restructure of Maintenance Workforce - Utah
  - Phelps Dodge El Abra SX-EW ER Tank Replacement - Chile
  - Fischer-Watt Copper SX-EW Prefeasibility - Mexico
  - Kerr McGee 1200 MTPY BLVO Plant - Apex, Nevada

CONRAD E. HUSS, P.E.
Engineering Manager

- M3 Engineering & Technology, (continued)
  - Billiton/BHP Worsley Alumina Plant Audit - Australia
  - Phelps Dodge Tyrone Closure/Closeout Plans with Water Treatment Plant - New Mexico
  - Mitsubishi Cement Lucerne Valley Plant Upgrades - California
  - Chino Closure/Closeout Plans with Water Treatment Plant - New Mexico
  - Mitsubishi Cement Longbeach Ocean Port - California
  - Cobre Closure/Closeout Plans - New Mexico
  - Phelps Dodge El Abra, Chile, Material Handling and Structural Audit
  - Billiton/ALCOA Alumar Alumina Refinery Plant in Brazil, Material Handling/Structural Audit
  - Peñoles F.I. Madero 8,000 TMPD Greensfield Silver/Lead/Zinc - Mexico
  - Kennecott Greens Creek Flotation Expansion, Silver/Lead/Zinc - Alaska
  - Phelps Dodge Henderson, Colorado, Material Handling and Structural Audit
  - Kennecott Greens Creek Pyrite Circuit for Reclamation - Alaska
  - Phelps Dodge Morenci Coronado Leach -Arizona
  - Cyprus Cerro Verde Crush/Convey - Peru
  - California Portland Cement RIMOD 3 Expansion - Arizona
  - Phelps Dodge Candelaria Material Handling and Structural Audit - Chile
  - Minera Alumbrera Startup and Performance Test for Copper/Gold Plant - Argentina
  - Echo Bay Gold Aquarius Feasibility Study - Canada
  - Arizona Portland Cement Expansion - Arizona
  - Minera Alumbrera, SAG Mill Run In – 3 month field assignment - Argentina
  - Phelps Dodge Ajo, Open Air Copper Mill - Arizona
  - Echo Bay Paredones Gold Amarillos EPCM Basic Engineering - Mexico
  - Cyprus Sierrita Inpit Crush/Convey - Arizona
  - Kennecott Smelter Upgrade following Audit - Utah
  - Battle Mountain Crown Jewel, Gold and Silver Detail Engineering - Washington
  - Kennecott Greens Creek Reopening and Reclamation, Lead/Zinc/Silver - Alaska
  - Cyprus Bagdad Material Handling and Structural Audit - Arizona
  - Hecla Rosebud Precious Metal Detail Engineering and Reclamation - Nevada
  - Phelps Dodge Morenci Ball Mills A-7 and B-32, Copper Concentrator
  - Phelps Dodge Hidalgo Smelter Upgrade Simulation
  - Kerr-McGee West Chicago Physical Separation Reclamation Facility with Water Treatment
  - Lluvia Del Oro Gold Plant Detail Engineering - Mexico
  - Cyprus Miami Smelter Modifications for Ancillaries - Arizona
  - Phelps Dodge Chino Smelter Upgrade including Uptake Shaft - Arizona
  - Cyprus Miami Smelter Casting Furnace Upgrade - Arizona
  - Phelps Dodge Morenci Material Handling and Structural Audit - Arizona
  - Geomaque Gold - Detail Engineering - Sonora, Mexico
  - Phelps Dodge Morenci Smelter Equipment Relocation - Arizona
  - Phelps Dodge Hidalgo Smelter Fugitive Gas Collection System - Arizona

CONRAD E. HUSS, P.E.
Engineering Manager

- M3 Engineering & Technology, (continued)
  - Magma San Manuel Smelter Anode Press Plant - Arizona
  - Phelps Dodge Ajo Smelter Demolition - Arizona
  - Penmont La Herradura Gold Plant - Mexico
  - Phelps Dodge Hidalgo Smelter Upgrade including Reaction Shaft - New Mexico
  - Cyprus Casa Grande Roaster Upgrades, Copper - Arizona
  - Zinc Corp Roaster Upgrade - Oklahoma
  - Cyprus Bagdad WaterFlush Crusher, Copper - Arizona
  - ASARCO Hayden Smelter Dust System - Arizona
  - Placer Dome Mulatos Gold Plant Basic Engineering -Mexico
  - Cyprus Bagdad 156,000 TPD Feasibility Study - Arizona
  - Cyprus Bagdad Feasibility Study for Inpit Crushing and Mill Expansion - Arizona
  - Hecla La Choya Gold Plant, Sonora, Mexico
  - Chemstar Lime Plants, Western United States
  - Majdanpek, Yugoslavia, Crush/Convey for Copper Mine
  - Phelps Dodge Chino SX-EW Expansion - New Mexico
  - Magma McCabe Gold Plant Expansion - Arizona
  - Phelps Dodge Morenci Flotation Expansion, Copper - Arizona
  - Phelps Dodge Chino Waterflush Crusher, Copper - New Mexico
  - Granite Sand & Gravel Plant - Arizona
  - Kerr-McGee Manganese Dioxide Chemical Plant - Nevada
  - Cyprus Sierrita Acid Plant (Rhenium Recovery) - Arizona
  - Phelps Dodge Chino Conveyor System Rebuild - New Mexico
  - Molycorp Mountain Pass Crush/Convey System for Rare Earths - California
  - Cyprus Esperanza/Twin Buttes Cross Country Conveyor Upgrade - Arizona
  - Mt. Graham Utilities and Tankage - Arizona
  - Old Tucson Utility Inventory and Upgrade - Arizona
  - ASDM Utility Inventory and Upgrade - Arizona
  - Cyprus Twin Buttes Fuel Stations Demolition and Upgrade - Arizona
  - Cyprus Sierrita Fuel Station Demolition and Upgrade - Arizona
  - Cyprus Sierrita ADM Chemical Plant - Arizona
  - ASARCO Mission Mill Feed Upgrade, Copper - Arizona
  - Cyprus Miami Road and Bridge - Arizona
  - ASARCO Mission Dust Collection, 96,000 CFM - Arizona
  - Magma San Manuel No. 4 Head Frame Upgrade - Arizona
  - Cyprus Sierrita Ferro Moly Dust Collection - Arizona
  - St. Cloud Flotation Upgrade, Lead/Zinc/Silver - New Mexico
  - University of Arizona Optical Mirror Laboratory - Arizona
  - Mt. Graham SMT Telescope Facility - Arizona
  - Mt. Graham Observatory Site Programming, Utilities and Maintenance Building - Arizona

- M3 Engineering & Technology, (continued)

CONRAD E. HUSS, P.E.
Engineering Manager

- Phelps Dodge Chino Inpit Crush/Convey Study - New Mexico
- Philippines Crush/Convey Study
- Cyprus Bagdad Tankhouse Expansion, Copper
- Phelps Dodge Morenci Inpit Crush/Convey Checking - Arizona
- Cyprus Sierrita Inpit Crush/Convey - Arizona
- AZANG Maintenance Hangar and Hush House - Arizona
- Cyprus Sierrita Column Cell Expansion I & II, Copper/Moly - Arizona
- Cyprus Sierrita Moly Roaster Feed Systems I & II - Arizona
- Magma Pinto Valley #4 Tailing Dam Slurry Pump Station - Arizona
- Ft. Huachuca General Instruction Building - Arizona
- Mt. Bell Communication Centers - Arizona
- Cyprus Sierrita Moly Packaging System Upgrade - Arizona

- <u>RGA Engineering Corporation</u>, Structural Engineer, V. President, Engineering Director (4 Years)

  - Coronado Post Office for USPS - Arizona
  - Amphitheater Elementary School and University of Arizona Science Building - Arizona
  - Tanque Verde and Campbell Avenue Street Lighting - Arizona
  - Reid Park Band Shell and Master Plan - Arizona
  - AZANG Engine Shop, General Purpose Shop, Hush House - Arizona
  - Northern Arizona University Information Center - Arizona
  - Davis-Monthan Combat Support Center - Arizona
  - Ft. Huachuca Communications Facilities - Arizona
  - University of Texas Submillimeter Telescope - Texas
  - Arizona-Sonora Desert Museum Mountain Habitat - Arizona
  - Ina Road Bridge, Tanque Verde Bridge, Clifton Bridge, I-17 AC/DC Bridge, Orange Grove Bridge
  - University of Arizona Submillimeter Telescope - Arizona
  - University Heights Shopping and Parking Complex - Arizona
  - La Paloma Resort Hotel and Office Complex - Arizona
  - Design of warehouses and greenhouses - Worldwide
  - Design of banks, apartments, office buildings - Arizona
  - Design of elephant enclosure - Arizona
  - Design of conveyor head frames and maintenance shops- Arizona
  - Design of schools, libraries, churches - Arizona
  - Project Engineer for conversion of U.S.P.S. power system in Phoenix, Az with 2-350 ton chillers
  - Analysis for parking garage and pedestrian bridge - Arizona
  - Finite element earthquake analysis of ten-story office building - Arizona
  - Design of eight-story reinforced concrete hotel - Mexico
  - Converter Blower Electrification, Project Manager, Inspiration, Arizona

CONRAD E. HUSS, P.E.
Engineering Manager

- Mountain States Engineers, Vice President and Manager of Engineering (4 Years)
  - 52,000-65,000 TPD Mill Expansion, SPCC - Cuajone, Peru
  - Pennsylvania Fuels Group, Coal Gasification Plant Study
  - Gold Mill Expansion, Newmont, Carlin - Nevada
  - Shuichang Bethlehem International Crush/Convey, 10,000 TPH - China
  - Gold Heap Leach Study, Newmont, Telfer - Australia
  - Fly Ash Disposal System, Tucson Electric - Springerville, Arizona
  - Concentrate Loadout, Cyprus Bagdad - Arizona
  - Tailings System, Cyprus Bagdad - Arizona
  - No. 19 Dump Leach System, Inspiration - Arizona
  - 8000 TPH Crushing/Conveying of Waste, Kennecott Copper Corp. - Arizona
  - 150,000 TPD Crush/Convey, Kennecott - Ray, Arizona
  - 50,000 TPD Crushing/Conveying System, Island Copper - BC, Canada
  - 10,000 TPD Limestone Loadout, Grupo Cementos - Mexico
  - 40,000-54,000 TPD Mill Expansion, Cyprus Bagdad - Arizona
  - Smelter Coal Conversion, Phelps Dodge - Hidalgo, New Mexico
  - Modification of 3000 TPH Wash Plant, Carbon Coal - New Mexico
  - Moly By-Product Plant, Phelps Dodge - Ajo, Arizona
  - 50 TPD Zinc Skimmings Plant, National Zinc - Oklahoma
  - 4000 TPH Portable Crusher, Duval Corp. - Sierrita, Arizona
  - Sulfur Unloading Facility, Duval Corp. - Galveston, Texas

- Mountain States Engineers, Piping Department Head (1 Year)
  - Gulf & Western Sonora Gold - California
  - 1000 TPD Moly By-Product Plant, ASARCO, Mission - Arizona
  - 40,000 TPY Flotation Retrofit, ASARCO, Mission - Arizona
  - Tailings System, Plateau Resources - Utah
  - 2600 TPH Crush/Convey, Climax Molybdenum Co. - Colorado
  - 2000 TPD Moly By-Product Plant, La Caridad - Mexico
  - 6600 TPH Crushing/Conveying - Majdanpek, Yugoslavia
  - Coal Loadout Facility, CF&I, Maxwell Mine - Colorado
  - 12,000 TPD Uranium/Vanadium Plant, Cotter Corp. - Colorado
  - Lined Tailings Pond, Cotter Corp. - Colorado
  - Spent Catalyst Plant, Cotter Corp. - Colorado
  - 750 TPD Uranium Mill, Plateau Resources - Utah
  - Potash Plant Modifications, Duval Corp. - Carlsbad, New Mexico
  - Feasibility Study for Urangesellschaft, Site Determination and Environmental
  - Delamar Silver Plant CCD - Idaho

CONRAD E. HUSS, P.E.
Engineering Manager

- Mountain States Engineers, Structural Engineer and Department Head (5 Years)
  - Round Mountain, Nevada, Heap Leach Gold including recovery pad
  - Lime Plant, Nafinsa, Job Engineer - Santa Rita, Arizona
  - 250,000 TPD Crushing/Conveying, Job Engineer, Duval Corporation - Sierrita, Arizona
  - Ferro-Moly Plant, Job Engineer, Duval Corp. - Sierrita, Arizona
  - Special Investigations of Towers, Thickener and Frames
- Hughes Aircraft Company, Structural Engineer (½ Year)
  - Finite element analysis of missiles and vibration isolation of missile components
  - Strain gauge layout and destructive testing

- Teaching (6 Years)
  - Adjunct Lecturer, University of Arizona (2 Years)
  - Assistant Professor of Engineering, Northern Arizona University (1 Year)
  - Graduate Fellow in Engineering Mechanics, University of Arizona (4 Years)
  - High School Teacher, West Tampa Junior High School (½ Year)

- LTJG U.S. Coast and Geodetic Survey (3 Years)
  - 3rd in Command, USC & GSS Hydrographer
  - Hydrographical surveys in Hawaii, Alaska and Florida
  - Inspection of damage caused by Alaskan Good Friday Earthquake
  - Photogrammetry and land surveying in Alaska

COURSES

- Cold Regions Engineering Short Course
- Completed MSHA Training

PUBLICATIONS

HUSS, Conrad, and Dan Neff; "Horizontally Stiffened Angular Hoppers Analyzed by Beam Action Versus Finite Element", Bulk Solids Handling, June 1984.

HUSS, Conrad, and Nikita G. Reisler; "A Comparison of Handling Systems for Overburden of Coal Seams", Bulk Solids Handling, March 1984.

HUSS, Conrad, and Dan Neff; "Horizontally Stiffened Membrane Hoppers Analyzed by Virtual Work Versus Finite Element", Bulk Solids Handling, November 1983.

HUSS, Conrad, Nikita G. Reisler, and R. Mead Almond; "Practical and Economic Aspects of In-Pit Crushing Conveyor Systems", SME/ AIME, October 1983.

Dr. Conrad E. Huss, P.E., Ph.D.
M3 Engineering & Technology Corporation
2440 W. Ruthrauff Rd., Suite 170
Tucson, Arizona USA 85705
Phone: 520-293-1488 / Fax 520-293-8349
Email: chuss@m3eng.com

CERTIFICATE of AUTHOR

I, Dr. Conrad E. Huss, P.E., Ph.D., do hereby certify that:

1. I am Executive Vice President and Chairman of the Board of:

   M3 Engineering & Technology Corporation
   2440 W. Ruthrauff Rd., Suite 170
   Tucson, Arizona USA 85705

2. I graduated with a degree in Bachelor's of Science in Mathematics and a Bachelor's of Art in English from the University of Illinois in 1963. I graduated with a Master's of Science in Engineering Mechanics from the University of Arizona in 1968. In addition, I earned a Doctor of Philosophy in Engineering Mechanics from the University of Arizona in 1970.

3. I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil and in Structural engineering. I am also registered as a professional engineering in the States of California, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Oregon, Texas, Utah and Wyoming.

4. I have worked as an engineer for a total of thirty-seven years since my graduation from the University of Illinois. I have taught at the University level part-time for 5 years and as an assistant professor for one year.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled "Dolores Feasibility Study NI 43-101 Technical Report" dated June of 2005 relating to the Minefinders Corporation Ltd. Dolores property. I have not visited the Dolores property.

7. I have no prior involvement with the property that is the subject of Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

INDEPENDENT
MINING CONSULTANTS, INC.

2700 E. Executive Drive, Suite 140
Tucson, Arizona 85706 USA
Tel: (520) 294-9861 Fax: (520) 294-9865

CERTIFICATE OF AUTHOR

I, John M. Marek P.E. do hereby certify that:

1. I am currently employed as the President and a Senior Mining Engineer by:
   Independent Mining Consultants, Inc.
   2700 E. Executive Drive # 140
   Tucson, Arizona, USA 85706

2. I graduated with the following degrees from the Colorado School of Mines
   Bachelors of Science, Mineral Engineering – Physics 1974
   Masters of Science, Mining Engineering 1976

3. I am a Registered Professional Mining Engineer in the State of Arizona USA
   Registration # 12772
   I am a Registered Professional Engineer in the State of Colorado USA
   Registration # 16191

   I am a member of the American Institute of Mining and Metallurgical Engineers, Society of Mining Engineers

4. I have worked as a Mining Engineer for a total of 28 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I acted in responsible charge of the preparation of the sections related to the open pit reserves, the mine plan and the estimate of mine operating and capital costs of the report titled "The Dolores Feasibility Study, Volume I NI 43-101 Technical Report for the Dolores Project, Chihuahua, Mexico" dated June 2005. I have not visited the Dolores Project.

7. I have not had prior involvement with the property.

8. I am not aware of any material fact of material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Certificate of Author (continued) for John M. Marek, P.E.

10. I have read national Instrument 43-101 and Form 43-101F1, and to my knowledge, the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated ____ Day of ________ 2005.

John M. Marek P.E.
President
Independent Mining Consultants, Inc.

INDEPENDENT
MINING CONSULTANTS, INC.

David A. Kidd, P.E.

Education:

M.S., Civil Engineering, University of Arizona, Tucson, 1989
B.S., Civil Engineering, University of Arizona, Tucson, 1987
A.S., Civil Engineering, Vincennes University, Indiana, 1978
Short Course, Geotextile Engineering Workshop by J.P. Giroud, January 1992
Short Course, Flood Plain Hydrology using HEC-1, University of California, Davis, December 1990
Short Course, Disposal of Mine Tailings as a Paste for Underground and Surface Disposal, March 1996

Affiliations:

Registered Professional Engineer
American Society of Civil Engineers (ASCE)
Society for Mining, Metallurgy, and Exploration, Inc. (SME)
Tau Beta Pi, Engineering Honors Society

Experience:

1993 to Present — **Golder Associates** — **Tucson, Arizona**

Principal, Tucson Office Manager, Geotechnical Engineer

Responsible for geotechnical, geologic, hydrologic, and environmental evaluations for a variety of mining and civil projects with specialty expertise in slope stability, surface hydrology, and all aspects of mine waste containment and heap leach facility design and construction. Responsibilities also include office management, management of junior engineering personnel providing technical oversight and review, and participation on the board of directors of Golder's U.S. operating company.

1989 to 1993 — **Welsh Engineering Science & Technology, Inc.** — **Reno, Nevada**

Geotechnical Engineer

Responsible for hazardous mine waste investigation and design, geosynthetic liner design, dam and earthworks design and inspection, hydraulic and surface hydrology analysis and design, geotechnical investigations and design, and construction engineering and inspection.

1989 — **Buck Lewis Engineering** — **Tucson, Arizona**

Consultant

Assisted with the hydraulic evaluation of a domestic water system in rural Arizona using the Kentucky Pipes computer software package.

1988 to 1989 — **University of Arizona** — **Tucson, Arizona**

Graduate Teaching Assistant

Lecturer/Teaching Assistant at the University of Arizona. Responsible for preparation and presentation of lecture and laboratory material for undergraduate Civil Engineering Graphics. Thesis topic was the statistical strength characterization of the Gila Conglomerate, a cemented boulder conglomerate formation. The strength information was used to statistically model pit slope walls cut into the Gila Formation to determine probability of failure.

David A. Kidd, P.E.

PROJECT RELATED EXPERIENCE - MINING HEAP LEACH

Phelps Dodge Morenci, Inc. **Morenci, Arizona**

Project Manager for the construction design of the Southwest Stockpile upgrades for solution handling of process solutions associated with their residual leach project. The evaluation included the development of surface water evaluation and gravity solution piping design for several drainages along the toe of the stockpile. In addition, grading plans were developed for the construction of headwalls within each drainage and solutions conveyed to either a stainless steel production tank or a geomembrane lined storm water pond. The designs were developed in accordance with ADEQ's prescriptive standards for conveyance structures and non-storm water ponds.

Phelps Dodge Sierrita, Inc. **Green Valley, Arizona**

Project Manager for the construction level design of the BADCT upgrades of Headwalls No. 2 and 5 as well as the associated solution conveyance channels. The designs were developed in accordance with ADEQ's prescriptive standards for process ponds.

Phelps Dodge Morenci, Inc. **Morenci, Arizona**

Project Manager for the conceptual design of the Southwest Stockpile upgrades for solution collection and handling of process solutions associated with their proposed mine for leach (MFL) project. The evaluation included the development of surface water evaluation and gravity solution piping design. Solution handling options included gravity flow to several collection ponds located at the toe of the stockpile then pumping to the SX plant or regrading to establish gravity flow to the SX plant. A grading plan was developed that would minimize grading while maintaining positive flow during post settlement conditions associated with high stockpile loading conditions.

Phelps Dodge Safford, Inc. **Safford, Arizona**

Project Manager for the feasibility design of the geomembrane lined heap leach pad. Design considerations include 600 foot high heap height and phased construction to minimize capital. The evaluation also considered alternative sources for the low permeability soil layer and the overliner drainage layers. A geotechnical field investigation and foundation recommendations were also performed for the process facilities.

Erdenet Mining Concern **Erdenet, Mongolia**

Project Director for the construction design of the geomembrane lined heap leach pad for 150 million metric tons of crushed copper leach ore. The project consisted of coordination with an in country geotechnical engineer that conducted the field investigation, specialized laboratory testing to determine flow properties of the spent leach residue, geomembrane liner interface shear strength, and curvilinear shear strength envelopes for the ore materials.

Erdenet Mining Concern **Erdenet, Mongolia**

Project Director for the construction design of upgrades for solution handling of process solutions associated with their residual dump leach project. The evaluation included the development of surface water evaluation and gravity solution piping design. In addition, a grading plan was developed for the construction of a headwall within the drainage and solutions conveyed to a geomembrane lined PLS and storm water pond.

David A. Kidd, P.E.

Cerro Vanguardia Sociedad Anonima **Cerro Vanguardia, Argentina**
Project Manager for the conceptual design of a series of gold heap leach pad options. The evaluation included a limited site investigation, development of several grading plans utilizing balanced cut to fill earthworks, evaluation of solution handling alternatives, expansion capabilities, and a comparison of the capital and operating costs for the various alternatives.

Phelps Dodge New Mexico Operations **Silver City, New Mexico**
Project Manager overseeing and performing portions of the preparation of the work plan, comprehensive data review, geotechnical field investigation, laboratory testing program, slope stability analyses, and report preparation and expert testimony in support of the Closure/Closeout Plan Addendum at the Chino, Tyrone, and Continental Mines.

Minera Penmont, La Herradura Project **Caborca, Sonora, Mexico**
Project Manager for the design and construction of the Phase 4 and Phase 5 expansions of gold heap leach facility. The design included an optimized layout to best suit the gently sloping topography, facilitate winter construction, and a liner system designed to accommodate 100 meters of ore. Technical specifications, a construction quality assurance (CQA) plan, and detailed loading and leaching plans were also developed as a portion of the scope of services.

Kimber Resources, Monterde Project **Chihuahua, Mexico**
Project Manager for the conceptual design of a gold heap leach project. The project consisted of a conceptual evaluation of candidate leach facility sites located around the pit based on the topography provided, layout of a heap/valley leach pad and solution containment system to accommodate an estimated 8 million metric tons of ore, and preparation of a Technical Memorandum summarizing the conceptual evaluation, discussion of typical liner systems and construction costs for typical projects and recommendations for future work.

Phelps Dodge Morenci, Inc. **Morenci, Arizona**
Project Manager and/or Senior Reviewer overseeing and performing portions of pre-feasibility, feasibility, and detailed geotechnical engineering design and construction quality control/quality assurance associated with the placement of crushed leach ore on top of an existing run of mine copper stockpile. The spent run of mine ore was decrepitated and amenable to surface compaction following regrading due to its age and past leaching practices to achieve a 550 acre low-permeability "interlift" surface. A solution collection piping system was placed on the compacted surface to enhance the performance of the "interlift" liner system. Technical considerations included the development of engineering material properties for leached and non-leached run of mine ore, agglomerated and non-agglomerated leached crushed ore, low-permeability liner system, as well as analyses of a final stockpile configuration with a composite height of 925 feet.

Phelps Dodge Sierrita, Inc. **Green Valley, Arizona**
Project Manager overseeing and performing portions of the field investigation, design, and construction certification associated with a downgradient interceptor trench and riser system to contain pregnant leach solution. The design package was reviewed and approved by the Arizona Department of Environmental Quality.

David A. Kidd, P.E.

CENRE/Geomaque **Sula, Honduras**

Project Manager overseeing and performing portions of the field investigation, engineering design, assistance with procurement, field engineering, and construction quality assurance for a 5 million metric ton gold heap leach facility. Special considerations for the wet climate facility included an extensive storm water diversion system and a geomembrane-lined contingency pond sized to contain the accumulation of solution during the wet season.

Cobre Mining Company **Hanover, New Mexico**

Project Manager overseeing and performing portions of the preparation of the work plan, comprehensive data review, geotechnical field investigation, laboratory testing program, slope stability analyses, and report preparation in support of the Closure/Closeout Plan Addendum at the Continental Mine. The addendum addressed six existing and five proposed facilities. The final report was submitted to the New Mexico Environment Department (NMED) and Mining and Minerals Division (MMD) for approval.

Chino Mines Company **Hurley, New Mexico**

Project Manager overseeing and performing portions of the preparation of the work plan, comprehensive data review, geotechnical field investigation, laboratory testing program, slope stability analyses, report preparation, and expert testimony in support of the Closure/Closeout Plan Addendum at the Chino Mine. The addendum addressed six existing stockpiles and five existing tailings disposal facilities. The final report was submitted to the NMED and MMD for approval.

Battle Mountain Gold Company **Battle Mountain, Nevada**

Project Manager for the feasibility-level design of a gold heap leach pad expansion. Work performed included design of cut/fill earthworks for a multi-phase heap leach facility using various design production rates and phase construction scenarios to optimize storage volume and costs. Developed cost estimates for each scenario considering site-specific conditions and potential concerns throughout the life of the facility.

La Balsa Project **Michoacan, Mexico**

Responsible for a prefeasibility-level design of a copper heap leach pad. Work performed included design of cut/fill earthworks for a multi-phase heap leach facility using various design production rates and phase construction scenarios to optimize storage volume and costs. Developed cost estimates for each scenario considering site-specific conditions and potential concerns throughout the life of the facility.

Phelps Dodge Tyrone, Inc. **Silver City, New Mexico**

Project Manager overseeing and performing portions of the preparation of the work plan, comprehensive data review, geotechnical field investigation, laboratory testing program, slope stability analyses, report preparation, and expert testimony in support of the Closure/Closeout Plan Addendum at the Tyrone Mine. The addendum addressed six existing stockpiles and six existing tailings disposal facilities. The final report was submitted to the NMED and MMD for approval.

GTN Copper Corporation **Casa Grande, Arizona**

Project Manager overseeing and performing a bankable feasibility design and detailed cost estimate for a 14.9 million square-foot copper heap leach facility to accommodate approximately 129 million tons of ore. Design components include a detailed solution distribution system and a pregnant leach solution (PLS) settling pond system to provide adequate retention time for clarification. Waste rock dump design was also provided during the bankable feasibility design.

David A. Kidd, P.E.

Cyprus Miami Mining Corporation — **Globe, Arizona**

Provided technical assistance for select components of the Engineering and Best Available Demonstrated Control Technology (BADCT) evaluations of the Area Wide Aquifer Protection Permit (APP) at the 16 square-mile Cyprus Miami mine site. The 15-volume APP evaluated BADCT for heap leaching operations, 2 landfills, 87 process and mine circuit ponds, process facilities, 3 open pits, historical underground workings, 10 waste rock dumps, and 10 leach dumps. BADCT considerations for each of the facilities included geotechnical issues, aquifer loading analyses, discharge controls, closure designs, evaluation of acid drainage potential, upgrade and closure cost estimates, and monitoring and maintenance plans. This work included the development of a qualitative risk ranking system to evaluate the discharge potential, potential impacts at the point of compliance, prioritization of field investigations, prioritization of the relative degree of rigor applied to the BADCT evaluations, and the schedule for BADCT upgrades.

Chino Mines Company — **Hurley, New Mexico**

Project Manager overseeing and performing portions of the field investigation and engineering design of the lateral expansion of a 150 million ton copper heap leach facility. Permitting assistance was also provided to assist with the short duration schedule. Design components included waste rock grading fill and a partial geomembrane liner system to enhance the gravity flow of PLS solution.

Minera Penmont, La Herradura Project — **Caborca, Sonora, Mexico**

Project Manager for the design and construction of a 40 million metric ton gold heap leach facility. The design included an optimized layout to best suit the gently sloping topography, facilitate winter construction, and a liner system designed to accommodate 100 meters of ore. Technical specifications, a construction quality assurance (CQA) plan, and detailed loading and leaching plans were also developed as a portion of the scope of services.

Geomaque de Mexico, S.A. de C.V. — **Est. Llano, Sonora, Mexico**

Project Manager for the redesign and construction of the Phases 2, 3, and 4 gold heap leach facility. The redesign included the use of waste rock to steepen the foundation grades to enhance the solution flow, a comprehensive clay borrow investigation, and an alternate solution conveyance channel to enable counter-current leaching.

Minera Maria, Mariquita Project — **Cananea, Sonora, Mexico**

Project Manager for the bankable feasibility design and Phase 1 construction drawings for a 1.8 million square-meter, 60 million metric ton copper heap leaching facility. The design included liner evaluation to accommodate 100 meter high ore lifts, steep mountainous topography, and solution segregation for control of intermediate and PLS solution grades.

Eldorado, La Trinidad — **Buenavista, Sinaloa, Mexico**

Project Manager for the construction field engineering of a 500,000 metric ton gold heap leaching facility. The field engineering included the redesign of the pad foundation grade and the double geomembrane liner configuration to provide a stable foundation of the heap leach ore.

Cyprus Tohono Corporation — **Casa Grande, Arizona**

Project Manager overseeing and performing a feasibility-level design and detailed cost estimate for a 16 million square-foot copper heap leach facility to accommodate approximately 120 million tons of ore. Design components include a detailed solution distribution system and a PLS settling pond system to provide adequate retention time for clarification.

David A. Kidd, P.E.

ASARCO - Santa Cruz **Casa Grande, Arizona**

Project Manager overseeing CQA personnel during the earthwork construction and double geosynthetic liner installation of two process solution ponds and two large evaporation ponds at the solution extraction/electrowinning facility for the in-situ copper leach facility.

Geomaque de Mexico, S.A. de C.V. **Est. Llano, Sonora, Mexico**

Project Manager for a liner system alternative evaluation. The culmination of the evaluation resulted in the use of a composite liner system for the gold heap leach pad instead of the double geomembrane liner system originally designed, resulting in cost savings during construction.

Ivanhoe Myanmar, Mining Enterprise No. 1 **Monywa, Myanmar**

Acting Project Manager overseeing and performing the field investigation, design, construction cost estimate, bid document preparation, assistance with procurement, and construction management for a 50,000 ton pilot copper heap leach facility. Design considerations included construction with expansive soils in a high rainfall climate. Construction was performed primarily with hand labor using only a few pieces of old mechanized equipment.

Cyprus Miami Mining Corporation **Globe, Arizona**

Project Manager overseeing and performing the field investigation, engineering design, and construction management of an interlift liner for an existing copper heap leach facility. Design components include an underliner raffinate application system and an overliner PLS collection system able to withstand large strains from settlement.

Cresson Heap Leach Facility **Cripple Creek, Colorado**

Project Manager overseeing and performing portions of the field investigation, engineering design, design document preparation, and construction for the Cripple Creek and Victor Gold Mining Company. The project included a 7.4 million square-foot valley heap leach pad with a design heap height of 340 feet, two construction phases, and pregnant solution storage within the heap.

Cyprus Miami Mining Corporation **Globe, Arizona**

Performed engineering layout and design to aid in the permitting of a large copper heap leach expansion. The design follows the BADCT Guidance Document for the Mining Category to obtain an APP. The design accommodates a total of approximately 800 million tons of copper leach ore at 3 pad sites.

Reona Heap Leach Facility **Battle Mountain, Nevada**

Project Manager overseeing and performing portions of the field investigation, engineering design, and design document preparation for the Battle Mountain Gold Company project. The project included a 4.3 million square-foot heap leach pad with a designed heap height of 200 feet and a 7 million gallon event pond.

Barrick Goldstrike Mines Inc. **Elko, Nevada**

Project Coordinator for all WESTEC work performed for Barrick Goldstrike Mines Inc. Experience at Goldstrike includes preparation of a tailings management and reclamation plan for a 25 million ton tailings impoundment; hydraulic evaluation of an existing leaching facility for permitting increased solution application; design of a 0.5 million square foot pad extension; and supervision of a field investigation that included a complete drilling program and field permeability testing used in design of a cyanide heap leach pad and tailings impoundment, design of a 5.4 million square foot heap leach pad, and three solution pond system.

David A. Kidd, P.E.

PROJECT RELATED EXPERIENCE - DAMS/EARTHWORKS

Phoenix Project **Battle Mountain, Nevada**

Project Manager overseeing and performing portions of the engineering analyses, alternative studies, feasibility design, engineering cost estimates, permitting drawings, and technical specifications for a 170 million ton tailings impoundment for gold mill tailings. Design components included modification of the tailings deposition scheme to incorporate the use of a side slope decant to reclaim supernatant solutions and facilitate reclamation grading.

Confidential Project **Arizona**

Project Manager overseeing and performing parts of the engineering analyses, alternative studies, prefeasibility design, and engineering cost estimates for a 750 million metric ton, 100,000 metric ton per day tailings impoundment for copper mill tailings. Technical aspects included various dewatering strategies ranging from high rate thickening and paste thickening to dry stacking of filter cake to maximize water recovery at this arid site.

Molycorp Paste Tailings Project **Mountain Pass, California**

Task Manager overseeing the engineering analyses, site selection, alternative studies, prefeasibility and feasibility designs, engineering cost estimates, and report preparation for a 20 million ton rare earth tailings disposal facility. Technical aspects include dewatering the tailings to the consistency of paste then depositing the paste in a rotational pattern of thin lifts to create a partially saturated mass that will stand at outslopes of 3H:1V without confining earthen embankments. Cement amendment to the paste tailings was investigated.

Velardeña Mill Tailings Project **Vista Hermosa, Durango, Mexico**

Project Manager overseeing the engineering analyses, alternative studies, feasibility design, engineering cost estimates, detailed engineering drawings, technical specifications, and construction quality control/quality assurance for a 500,000 ton tailings impoundment for gold and silver mill tailings.

Confidential Project **Globe-Miami, Arizona**

Task Manager overseeing and performing portions of the engineering analyses, alternative studies, conceptual designs, and engineering cost estimates to assess the requirements to close and reclaim three copper tailings impoundments. The alternative analyses included scenarios for various levels of care and maintenance that would be required during the design life of the closed facilities.

Mercur Mine **Toole, Utah**

Task Manager overseeing and performing portions of the engineering analyses, alternative studies, detailed engineering design, engineering cost estimates, technical specifications, and bid documents for the closure and reclamation of a 25 million ton tailings impoundment and waste rock stockpile for a decommissioned gold mine.

Phoenix Project **Battle Mountain, Nevada**

Project Manager overseeing and performing portions of the engineering analyses, alternative studies, feasibility design, engineering cost estimates, permitting drawings, and technical specifications for a 150 million ton tailings impoundment for gold mill tailings.

David A. Kidd, P.E.

Phelps Dodge Sierrita, Inc. **Green Valley, Arizona**

Project Manager overseeing and performing portions of the field investigation, design, and construction certification associated with a pipe penetration through a jurisdictional dam. The design package was reviewed and approved by the Arizona Department of Water Resources, Dam Safety Section.

Phoenix Project **Battle Mountain, Nevada**

Project Manager overseeing and performing portions of the engineering analyses, alternative studies, feasibility design, engineering cost estimates, permitting drawings, and technical specifications for a 90 million ton tailings impoundment for gold mill tailings.

Francisco I. Madero **Zacatecas, Zacatecas, Mexico**

Project Manager overseeing and performing portions of the site investigation, conceptual-level design alternatives, water balance, engineering cost estimate, conceptual-level engineering drawings, and summary report during evaluation of 30 million metric ton impoundment for lead/zinc tailings. Design components included phased construction to minimize capital costs and considerations for mine backfill generated from on-site materials.

Barrick Bullfrog **Beatty, Nevada**

Project Manager overseeing and performing portions of the field investigation, permitting and construction-level design, engineering cost estimate, construction drawings, technical specifications, contractor bid documents, review of construction submittals, and oversight of construction quality assurance crew during design and construction of a 7.5 million metric ton tailings impoundment for gold mill tailings. Design considerations included a fully geomembrane-lined impoundment with an overlying hydraulic relief system to minimize hydraulic head on the liner system.

Phoenix Project **Battle Mountain, Nevada**

Acting Project Manager overseeing and performing portions of the field investigation, feasibility design, engineering cost estimate, construction drawings, technical specifications, and contractor bid documents for a 50 million ton tailings impoundment for gold mill tailings. Design considerations included a lining system that will accommodate large strains as the new impoundment is designed over existing copper mill tailings.

Barrick Bullfrog **Beatty, Nevada**

Project Manager overseeing and performing hydrological and geotechnical analyses related to the preparation of a Final Permanent Closure Plan for a decommissioned tailings impoundment. Design components included a surface water collection system that will remain operational following consolidation settlement of the underlying tailings and a site-specific hydrodynamic soil cover that retains meteoric water until it is lost to evaporation preventing percolation through the tailings.

Lac Bullfrog **Beatty, Nevada**

Performed field investigation and geotechnical evaluation to support a 4-meter high upstream embankment raise of a tailings disposal facility in a high seismic region.

Barrick Goldstrike Mines, Inc. **Elko, Nevada**

Developed Reclamation Plan for closure of 25 million ton tailings impoundment for gold mill tailings.

16 to 1 Project **Silver Peak, Nevada**

Performed field investigation and engineering related to design of a 5.5 million-ton-capacity tailings disposal dam. Responsible for preparation of design report and detailed design drawings.

David A. Kidd, P.E.

PROJECT RELATED EXPERIENCE - FOUNDATION INVESTIGATIONS

Santan Power Expansion Project **Gilbert, Arizona**
Project Manager coordinating the field investigation and overseeing the design of a combination soil nail, mechanically stabilized earth (MSE), and gravity wall system to construct the walls of a power pit. The wall design incorporated three heavily reinforced ramps that will be used by heavy haulers to bring the generating units into the bottom of the power pit.

Diamond Shamrock Fuel Tank Project **Tucson, Arizona**
Project Manager overseeing the geotechnical field investigation and providing recommendations during the post-mortem investigation of a concrete slab failure in anticipation of litigation. The results of the investigation indicated that the earthen fill materials surrounding the fuel tanks were not placed in accordance with the engineer's specifications causing the overlying concrete slab to settle and break.

Milpillas Project **Sonora, Mexico**
Project Manager overseeing the geotechnical field investigation, laboratory testing program, geotechnical engineering analyses, and geotechnical recommendations report for a solvent extraction/electrowinning plant, ore crushing facility, ore hoist head frame, and heap leaching facility.

Esperanza Ore Transfer Project **Green Valley, Arizona**
Project Manager overseeing and performing portions of the geotechnical field investigation, laboratory testing program, geotechnical engineering analyses, and geotechnical recommendations report for a 1 mile long, copper ore overland conveyor system. Technical considerations included an alignment where the conveyor bent foundations will be constructed on mine waste fill, naturally occurring alluvium, and steeply sloping bedrock.

Cresson Project **Cripple Creek, Colorado**
Responsible for foundation and construction recommendations and construction material investigation for primary and secondary crushers, hilfiker wall, conveyor transfer towers, lime silo, truck load out facility, and an ADR building.

Washoe County Department of Public Works **Lemmon Valley, Nevada**
Responsible for foundation design and construction recommendations for a water storage tank and transmission line. Involvement included a detailed field and laboratory investigation, testing for the collapse potential of a wind blown sand deposit, and preparation of a design report and detailed design drawings.

Sleeper Project **Winnemucca, Nevada**
Performed a detailed investigation that included drilling, field permeability testing, laboratory investigation, and permeability calculations for a dewatering facility on government land associated with the mining project.

CERTIFICATION OF QUALIFIED PERSON

I, David A. Kidd, P.E. of Golder Associates Inc., 4730 North Oracle Road, Suite 210, Tucson, Arizona 85705

Do hereby certify that:

1. I graduated with Bachelor's and Master's of Science degrees in Civil Engineering from the University of Arizona in 1987 and 1989, repectively.
2. I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil Engineering. I am also registered as a Professional Engineer in the States of New Mexico and Nevada.
3. I have worked as an engineer for a total of 16 years since my graduation from the University of Arizona.
4. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5. I have not personally visited the Dolores project site. However, three employees of Golder Associates Inc., acting under my supervision, have visited the Dolores project site.
6. I was a co-author for the technical report entitled *The Dolores Project, Chihuahua, Mexico; Feasibility Study, Summary Report for Geotechnical and Geo-Environmental Supporting Studies, Volumes 1 of 2 and 2 of 2.*
7. I am not aware of any material fact or change that has not been disclosed in any documentation provided by others that is therefore not reflected in our Summary Report.
8. I am independent of Minefinders Corporation Ltd. although not a requirement of National Instrument 43-101.
9. National Instrument 43-101 has been read and our report has been prepared in accordance with the requirements specified therein.

Registered Professional Engineer (Civil)
CERTIFICATE NO.
DAVID A.
KIDD
6-17-05
Date Signed
ARIZONA U.S.A.

David A. Kidd, P.E.

Dated at Tucson, AZ this 17th Day of June 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date August 4, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director